    As filed with the Securities and Exchange Commission on October 17, 2005

                                                           Registration No. 333-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                    CHINA EVERGREEN ENVIRONMENTAL CORPORATION
                 (Name of small business issuer in its charter)

         NEVADA                                                  88-0409151
(State or jurisdiction of                                     (I.R.S. Employer
incorporation or organization)                               Identification No.)

                                      7371
                          (Primary Standard Industrial
                          Classification Code Number)

                            FLOOR 5, GUOWEI BUILDING
                             73 XIANLIE MIDDLE ROAD
                       GUANGZHOU, GUANGDONG, CHINA 510095
          (Address and telephone number of principal executive offices and principal place of business)
                     --------------------------------------
                                 CHONG LIANG PU
                            FLOOR 5, GUOWEI BUILDING
                             73 XIANLIE MIDDLE ROAD
                       GUANGZHOU, GUANGDONG, CHINA 510095
                                (86-20) 87327909

            (Name, address and telephone number of agent for service)
                           ---------------------------
                                   COPIES TO:
                             DANIEL K. DONAHUE, ESQ.
                            PRESTON GATES ELLIS, LLP
                           1900 MAIN STREET, SUITE 600
                                IRVINE, CA 92614
                                 (949) 253-0900
                           ---------------------------
                    APPROXIMATE DATE OF PROPOSED SALE TO THE
             PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION
                          STATEMENT BECOMES EFFECTIVE.
                          ----------------------------
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                  ----------------------------------------------------
                                             CALCULATION OF REGISTRATION FEE
================================ ======================= ====================== ===================== =================
                                                               PROPOSED
    TITLE OF EACH CLASS OF                                 MAXIMUM OFFERING           PROPOSED
            SECURITIES                AMOUNT TO BE           PRICE PER SHARE     MAXIMUM AGGREGATE       AMOUNT OF
       TO BE REGISTERED                  REGISTERED                (1)              OFFERING PRICE    REGISTRATION FEE
-------------------------------- ----------------------- ---------------------- --------------------- -----------------
Common Stock, $.03 par value       91,904,501 Shares             $0.27              $24,814,215           $2,920.63
================================ ======================= ====================== ===================== =================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the last sale of the Registrant's common stock on October 14, 2005, as reported in the over-the-counter market.

                             -----------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED OCTOBER 17, 2005

PROSPECTUS


                                91,904,501 Shares

                    CHINA EVERGREEN ENVIRONMENTAL CORPORATION


                                  Common Stock


         This prospectus relates to the offer and sale of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

         Our common stock is currently traded on the OTC Bulletin Board under the symbol "CEEC." On October 14, 2005, the last reported sale price of the common stock on the OTC Bulletin Board was $0.27 per share. However, we consider our common stock to be "thinly traded" and any last reported sale prices may not be a true market-based valuation of the common stock.

         PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this prospectus is ____________, 2005

                                TABLE OF CONTENTS


Summary.......................................................................1

Risk Factors..................................................................3

Cautionary Statement Concerning
  Forward-Looking Information.................................................6

Selling Stockholders..........................................................7

Plan of Distribution..........................................................9

Market for Common Equity and
  Related Stockholder Matters................................................10

Management's Discussion and Analysis or Plan of
  Operations.................................................................11

Business.....................................................................14

Management...................................................................23

Principal Stockholders.......................................................27

Description of Securities....................................................28

Experts......................................................................30

Available Information........................................................30

Index to Financial Statements................................................31


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN EACH STATE.

                                     SUMMARY

         UNLESS OTHERWISE INDICATED, ALL REFERENCES TO OUR COMPANY INCLUDE OUR WHOLLY AND MAJORITY OWNED SUBSIDIARIES. YOU SHOULD READ THIS SUMMARY IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                   OUR COMPANY

         We are a waste water engineering company in the People's Republic of China (the "PRC"). Through our majority owned subsidiaries, we are engaged in the design, construction, implementation of and investment in industrial and municipal waste water treatment facilities throughout the PRC.

         We provide turnkey waste water treatment engineering design and contracting. We hold 90% and 35%, respectively, of the equity interest in the following two water treatment facilities operated through build, operate and transfer (BOT) arrangements with the PRC government: (i) Tian Jin Shi Sheng Water Treatment Company Limited ("TJSH"), which commissioned water treatment in November 2003 and has a daily treatment capacity of approximately 10,000 tons; and (ii) Xin Le Sheng Mei Water Purifying Company Limited ("XL"), which also commissioned water treatment in November 2003 and has a daily treatment capacity of 40,000 tons. We have been retained as the manager to manage both TJSH and XL. The fees from XL and TJSH did not represent a material portion of our revenue during 2004.

         We also developed a BOT water treatment facility project in Hai Yang City with capacity of 20,000 tons per day. We began constructing this project in April 2004 and completed the project and commenced water treatment in June 2005. We are also developing another BOT water treatment facility project in Beijing with planned capacity of 20,000 tons per day. We began construction of this project in July 2004 and expect the completion of the project and commencement of water treatment in the fourth quarter of 2005. The fees from these projects are expected to strengthen our net sales in the future.

         Our executive offices are located at Floor 5, Guowei Building, 73 Xianlie Middle Road, Guangzhou, Guangdong, China; telephone number (86-20) 87327909.

                                  THE OFFERING

         This offering relates to the offer and sale of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

                          SUMMARY FINANCIAL INFORMATION

         The following summary financial data as of and for the years ended December 31, 2004 and 2003 are derived from our audited financial statements. The summary financial data as of and for the six months ended June 30, 2005 and 2004 are derived from our unaudited interim financial statements. Such unaudited interim financial statements have been prepared by us on a basis consistent with our annual audited financial statements and, in the opinion of our management, contain all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the applicable periods. This information is only a summary and does not provide all of the information contained in our financial statements and related notes. You should read the "Management's Discussion and Analysis or Plan of Operations" beginning on page 13 of this prospectus and our financial statements and related notes included elsewhere in this prospectus.


                                     YEAR ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                                    -------------------------     --------------------------
STATEMENT OF OPERATIONS DATA:          2004           2003           2005           2004
                                    ----------     ----------     -----------    -----------
                                                                  (UNAUDITED)    (UNAUDITED)

Net revenue ...................     $9,366,513     $2,889,094     $4,000,954     $  191,014
Net income (loss)..............      3,696,949        168,347        836,148         (7,288)

                                    JUNE 30, 2005
                                    -------------
BALANCE SHEET DATA:                  (UNAUDITED)

Working capital................     $     911,576
Total assets...................        18,549,554
Total liabilities..............         9,942,474
Stockholders' equity ..........         8,291,866


                                                   -2-

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE INVESTING IN OUR COMMON STOCK. OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

         WE ARE DEPENDENT ON THE STATE OF THE PRC'S ECONOMY AS ALL OF OUR BUSINESS IS CONDUCTED IN THE PRC. All our business operations are conducted in the PRC and all of our customers are also located in the PRC. Accordingly, any significant slowdown in the PRC economy may cause the waste water treatment industry to reduce expenditure or delay the building of new facilities or projects for waste water treatment. This may in turn lead to a decline in the demand for our products and services. That would have a material adverse effect on our business, financial condition and results of operations.

         WE MAY NOT BE ABLE TO SECURE NEW CUSTOMERS. Our business is project-based, and many of our major customers are non-recurring customers. With the exception of True Global Limited, our other customers accounted for only 3% of our revenue in 2004 and we do not expect them to continue to be our major customers because of the nature of the industry. If we fail to secure projects from new customers, our revenues will decline and our business, prospects, financial condition and results of operations could be materially and adversely affected.

         OUR BUSINESS COULD BE AFFECTED BY COST OVERRUNS, PROJECT DELAYS AND/OR INCORRECT ESTIMATION OF PROJECT COSTS. As our business is project-based, it is important that we manage our projects efficiently in terms of time, procurement of materials and allocation of resources. If our initial cost estimates are incorrect or delays occur in a project resulting in cost overruns, the profitability of that project will be adversely affected. Currently, we offer some of our customers a warranty period of up to 12 months after the commissioning of the water treatment projects, during which we are obliged to provide free rectification work against any manufacturing defects. Cost overruns due to additional rectification work and delays in completion of projects would adversely affect our profitability. We may also face potential liability from legal suits brought against us by our customers for causing loss due to any delay in completing a project. Mismanagement of or mistakes made during our projects will adversely affect our profitability as well as our reputation among our customers. We may also face potential liability from legal suits brought against us by our customers who have suffered loss due to such mismanagement or mistakes. This would also adversely affect our profitability and financial position.

         OUR BUSINESS WOULD BE AFFECTED IF WE ARE UNABLE TO ATTRACT AND RETAIN SUFFICIENT NUMBERS OF SKILLED EMPLOYEES AND PROFESSIONALS. We may face difficulties in recruiting skilled personnel in our industry due to its specialized nature. Our continued success depends largely on our ability to attract and retain highly skilled executive, managerial and technical employees. If we are unable to attract and retain a sufficient number of suitably skilled and qualified personnel, our business would be materially and adversely affected. We may also have to pay substantial wages to attract sufficient numbers of skilled employees and professionals, which would also adversely affect our operating margins.

         FAILURE TO RETAIN SERVICES OF KEY PERSONNEL WILL AFFECT OUR OPERATIONS AND RESULTS. Our success to date has been largely due to the contributions of our executive officers. The continued success of our business is very much dependent on the goodwill that they have developed in the industry over the past several years.

         Our continued success is dependent, to a large extent, on our ability to retain the services of our executive officers. The loss of any of our executive officers' services due to resignation, retirement, illness or otherwise without suitable replacement or the inability to attract and retain qualified personnel would adversely affect our operations and hence, our revenue and profits.

         WE ARE SUBJECT TO RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGES. We are a chemical free, biological and mineral based wastewater treatment company, and in order to maintain our customer-base and market share, we must ensure that we are able to continually provide relevant solutions to our customers that meet their needs. However, there are rapid technological changes and improvements in wastewater treatment technologies and equipment. In the event that we are unable develop or to source for new and improved chemical free, biological and mineral based wastewater treatment systems to keep up with such technological changes and to meet the developing needs of our customers, we may not be able to maintain our competitive edge or our market share, and our profits will be adversely affected.

         WE MAY NOT BE ABLE TO PROTECT OUR PROCESSES, TECHNOLOGIES AND SYSTEMS AGAINST CLAIMS BY OTHER PARTIES. Although we have two registered patents in respect of the processes, technologies and systems we use frequently in our systems, we have not purchased or applied for any patents other than these as we are of the view that it may not be cost-effective to do so. For such other processes, technologies and systems for which we have not applied for or purchased or been licensed to use patents, we may have no legal recourse to protecting our rights in the event that they are replicated by other parties. If our competitors are able to replicate our processes, technologies and systems at lower costs, we may lose our competitive edge and our profitability will be adversely affected.

         WE MAY FACE CLAIMS FOR INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS. We may face claims from third parties in respect of the infringement of any intellectual property rights owned by such third parties. There is no assurance that third parties will not assert claims to our processes, technologies and systems. In such an event, we may need to acquire licenses to, or to contest the validity of, issued or pending patents or claims of third parties. There can be no assurance that any license acquired under such patents would be made available to us on acceptable terms, if at all, or that we would prevail in any such contest. In addition, we would incur substantial costs and spend substantial amounts of time in defending ourselves in or contesting suits brought against us for alleged infringement of another party's patent rights. As such, our operations and business may be adversely affected by such civil actions.

         We rely on trade secrets, technology and know-how, which we seek to protect, in part, by confidentiality provisions in contracts with our customers and our employees. There can be no assurance that these agreements will not be breached, or that we will have adequate remedies for any breach, or that other parties may not obtain knowledge of our trade secrets and processes, technology and systems. Should these events occur, our business and hence, our profitability, will be adversely affected.

         WE MAY REQUIRE ADDITIONAL FUNDING FOR OUR FUTURE GROWTH. Our future growth will depend to a large extent on our ability to secure and invest in BOT projects which require a higher amount of capital investment. In order to obtain additional capital to develop these growth opportunities, we may issue additional shares of our equity securities. If new shares placed to new and/or existing shareholders are issued, they may be priced at a discount to the then prevailing market price of our shares, in which case, existing shareholders' equity interests may be diluted. If we fail to utilize the new equity to generate a commensurate increase in earnings, our earnings per share will be diluted, and this could lead to a decline in our share price. Any additional debt financing may, apart from increasing interest expense, contains restrictive covenants with respect to dividends, future fund raising exercises and other financial and operational matters.

         OUR CUSTOMERS MAY MAKE CLAIMS AGAINST US AND/OR TERMINATE OUR SERVICES IN WHOLE OR IN PART PREMATURELY SHOULD WE FAIL TO IMPLEMENT PROJECTS WHICH FULLY SATISFY THEIR REQUIREMENTS AND EXPECTATIONS. Failure to implement projects which fully satisfy the requirements and expectations of our customers or defective system structure or products as a result of design or workmanship or due to acts of nature may lead to claims against us and/or termination of our services in whole or in part prematurely. This may arise from a variety of factors including unsatisfactory design or implementation, staff turnover, human errors or misinterpretation of and failure to adhere to regulations and procedures. This may adversely affect our profits and reputation.

         WE ARE EXPOSED TO CREDIT RISKS OF OUR CUSTOMERS. DEFAULTS IN PAYMENT BY OUR CUSTOMERS WILL AFFECT OUR FINANCIAL POSITION AND OUR PROFITABILITY. As of December 31, 2004 and June 30, 2005, accounts receivables of $9.46 million and $2.63 million, respectively, accounted for approximately 60% and 24% of our current assets, respectively. Therefore, our financial position and profitability are dependent on the credit worthiness of our customers. Generally, our credit terms vary from 90 days to 180 days. Defaults in payment by our customers would adversely affect our profitability and cash flow. There was no allowance for doubtful amounts for the year ended December 31, 2004 or six months ended June 30, 2005. We are unable to provide assurance that risks of default by our customers would not increase in the future, or that we will not experience cash flow problems as a result of such defaults. Should these develop into actual events, our operations and profitability will be adversely affected.

         WE ARE RELIANT ON A FEW MAJOR SUPPLIERS. We are dependent on our major suppliers for the timely delivery of materials and equipment that we require for the equipment and systems we install.. Should our major suppliers fail to deliver the materials and equipment on time, and if we are unable to source these materials and equipment from alternative suppliers on a timely basis, our project timeline will be delayed, thereby affecting delivery to our customers. This in turn would adversely affect our reputation if our customers lose confidence in our services and as a result, our revenue and profitability would be adversely affected.

         WE ARE SUBJECT TO RISKS RELATING TO BOT PROJECTS IN WHICH WE HAVE STARTED TO INVEST. We have begun to invest capital in BOT projects which require high up front capital expenditure. Our returns from BOT projects are derived from fees paid by the PRC government and such BOT projects are able to generate a steady and recurring source of income for us over a sustained period of time between 20 and 25 years. However, our BOT projects are exposed to risks such as the occurrence of natural disasters or the imposition of more stringent government regulations, which may result in the disruption to our BOT projects. Our investment returns from these BOT projects may thus be materially affected should any of such risks materialize.

         WE RELY ON SUBCONTRACTORS FOR OUR PROJECTS. As we may from time to time subcontract some parts of our projects to subcontractors, such as engineering, assembly and integration works, we face the risk of unreliability of work performed by our subcontractors. Should our subcontractors default on their contractual obligations and work specifications, our ability to deliver the end product or service to our customers in accordance with quality and/or timing specifications may, in turn, be compromised. Furthermore, if we are unable to secure competitive rates from our subcontractors, our financial performance may be adversely affected.

         THE REGISTERED CAPITAL OF OUR PRC SUBSIDIARIES MAY, IN SOME CASES, LIMIT THE SIZE OF THE PROJECTS WE BID FOR. We tender for projects in the normal course of business. There are instances where companies require tendering companies to have a minimum registered share capital equivalent to the worth of the project. Therefore, the size of the projects that we are able to successfully tender for may sometimes be dependent on the registered capital of our subsidiaries. Although some customers may take into account other factors like our trading status and our track record, we are unable to assure you that we would be able to secure projects which are valued at more than our registered capital. Consequently, our revenue, business and financial results may be adversely and materially affected.

         WE ARE SUBJECT TO FOREIGN EXCHANGE RISKS. Our dominant transactional currency is the Chinese RMB, including the cost of materials which are imported by our suppliers. With costs mainly denominated in RMB, our transactional foreign exchange exposure for the past few years has been insignificant. However, as our suppliers take into account the fluctuations in foreign exchange rates when they price the imported materials which we procure from them, such fluctuations in foreign exchange rates may result in changes in the purchase price of imported materials. Any future significant fluctuations in foreign exchange rates may have a material impact on our financial performance in the event that we are unable to transfer the increased costs to our customers.

         WE MAY BE ADVERSELY AFFECTED BY SLOW DOWNS IN THE PRC ECONOMY OWING TO UNFORESEEN CIRCUMSTANCES, SUCH AS AN OUTBREAK OF INFECTIOUS DISEASE. Our business is dependent on the number of contracts we are able to secure from our customers. Unforeseen circumstances such as an outbreak of infectious disease may lead to a decline in global and regional business, which may in turn lead to a decline in demand for our services.

         Furthermore, should such unforeseen circumstances cause disruptions to our customers' operations, they may undertake cost-cutting measures such as cutting capital expenditure and deferring projects such as installation of water treatment systems. This would adversely affect the demand for our business.

         SINCE OUR SUBSIDIARIES, OPERATIONS AND SIGNIFICANT ASSETS ARE LOCATED IN THE PRC, SHAREHOLDERS MAY FIND IT DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST THE ASSETS OF OUR COMPANY, OUR DIRECTORS AND EXECUTIVE OFFICERS. Our subsidiaries' operations and significant assets are located in the PRC. In addition, all of our executive officers and our directors are non-residents of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

         OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY CHANGES IN THE POLITICAL AND ECONOMIC CONDITIONS IN THE PRC. The PRC is our main market and accounted for all of our revenue in 2004. Therefore, we face risks related to conducting business in the PRC. Changes in the social, economic and political conditions of the PRC may adversely affect our business. Unfavorable changes in government policies, political unrest and economic developments may also have a negative impact on our operations.

         Since the adoption of the "open door policy" in 1978 and the "socialist market economy" in 1993, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Any changes in the political and economic policy of the PRC government may lead to changes in the laws and regulations or the interpretation of the same, as well as changes in the foreign exchange regulations, taxation and import and export restrictions, which may in turn adversely affect our financial performance. While the current policy of the PRC government seems to be one of imposing economic reform policies to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future.

         INTRODUCTION OF NEW LAWS OR CHANGES TO EXISTING LAWS BY THE PRC GOVERNMENT MAY ADVERSELY AFFECT OUR BUSINESS. The PRC legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions like the U.S., decided cases (which may be taken as reference) do not form part of the legal structure of the PRC and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more free market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in the PRC is still evolving, laws and regulations or the interpretation of the same may be subject to further changes. For example, the PRC government may impose restrictions on the amount of tariff that may be payable by municipal governments to waste water treatment service providers like us. Also, more stringent environmental regulations may also affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business or financial results.

         WE MAY BE SUBJECT TO FOREIGN EXCHANGE CONTROLS IN THE PRC. Our PRC subsidiaries are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange ("SAFE") regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises ("FIEs") are required to apply to SAFE for "Foreign Exchange Registration Certificate for FlEs". All of our subsidiaries are FIEs. With such registration certifications (which need to be renewed annually), FlEs are allowed to open foreign currency accounts including the "recurrent account" and the "capital account". Currently, conversion within the scope of the "recurrent account" can be effected without requiring the approval of SAFE. However, conversion of currency in the "capital account" (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

         THE MARKET FOR OUR STOCK IS LIMITED. Our common stock is traded on the OTC Bulletin Board under the symbol "CEEC." On October 14, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $0.27 per share. However, we consider our common stock to be "thinly traded" and any last reported sale prices may not be a true market-based valuation of the common stock. There can be no assurance that an active market for our common stock will develop. In addition, the stock market in general, and internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

         CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This prospectus and the documents to which we refer you and incorporate into this prospectus by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading "Risk Factors" beginning on page 3. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                              SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale of our common stock by the selling stockholders identified below. In some cases, the common shares included in the table below consist of common shares issuable upon presently exercisable warrants. The common shares, including those common shares underlying our warrants, were issued in two private placements conducted in 2005, as follows:

                  o In April 2005, we conducted a private placement of 20 investment units, at $25,000 per unit, for gross proceeds of $500,000. Each unit consisted of (a) one 12% convertible debenture in the original principal amount of $25,000, convertible into shares of our common stock at the rate of the lesser of (i) $0.20 per share or (ii) a 10% discount to the price per share of common stock (or conversion price per share of common stock) of the next private placement conducted by us prior to any conversion of the debenture, and (b) 125,000 detachable warrants to purchase one share each of our common stock at an exercise price of $0.20 per share, expiring ten years from their date of issuance. The debentures were due and payable August 1, 2005. All of the debentures have been converted into common shares.

                  o In September 2005, we conducted a private placement of 161 units, at $30,000 per unit, for gross proceeds of $4.83 million. Each unit consisted of 200,000 shares of our common stock and warrants to purchase 200,000 shares of our common stock over a five year period at an exercise price of $0.20 per share. A green shoe option to purchase additional shares was granted to one investor in the September 2005 private placement.

         Westminster Securities Corporation acted as placement agent for both private placements. Certain officers and employees of Westminster were investors in the two private placements. We also issued to Westminster, as partial compensation for their placement agent services, a placement agent warrant to purchase our common shares, a portion of which has been assigned by Westminster to certain of its officers and employees. In connection with both private placements, we agreed to register the common shares for resale. The selling stockholders will determine when they will sell their shares, and in all cases will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

         None of the selling stockholders hold any affiliation with us apart from their ownership of our securities. However, the selling stockholders include certain officers and employees of Westminster Securities Corporation and the common shares beneficially owned by them and offered for sale pursuant to this prospectus include both common shares purchased by them in our 2005 private placements and a portion of the placement agent warrants assigned to them by Westminster. Each officer and employee of Westminster included as a selling shareholder herein has represented that the common shares beneficially owned by them were acquired by them in the ordinary course of business and there are no agreements or understandings, directly or indirectly, with any person to distribute the securities.

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each selling shareholder. Certain warrants contain anti-dilution provisions that entitle their holders to acquire a greater number of common shares under certain circumstances. Accordingly, the number of common shares beneficially held by certain selling stockholders is subject to increase. In reviewing the table, please keep in mind that the percentage amounts beneficially owned are based on 135,903,701 common shares issued and outstanding as of October 14, 2005 and the amounts in the column relating to shares beneficially owned after the offering assume that all offered shares are sold.

                                             SHARES BENEFICIALLY OWNED       SHARES         SHARES BENEFICIALLY OWNED
                                                  BEFORE THE OFFERING         BEING             AFTER THE OFFERING
NAME                                             NUMBER     PERCENTAGE      OFFERED (1)       NUMBER       PERCENTAGE
------------------------------------------   -----------    ----------      ----------        ------       ----------
Vision Opportunity Master Fund Ltd. (2)       27,000,000      17.30%        27,000,000          -0-            -0-
Stephanie D. Tibi                              1,200,000          *          1,200,000          -0-            -0-
Michael P. Ross                                2,000,000       1.46%         2,000,000          -0-            -0-
IRA FBO Richard M. Ross, Pershing LLC as       1,200,000          *          1,200,000          -0-            -0-
Custodian
Guerilla Partners LP (3)                       2,400,000       1.76%         2,400,000          -0-            -0-


                                                         -8-

SRG Capital LLC (4)                            3,200,000       2.33%         3,200,000          -0-            -0-
Alpha Capital AG (5)                           1,520,000       1.11%         1,520,000          -0-            -0-
IRA FBO Chi Pai, Pershing LLC as Custodian       800,000          *            800,000          -0-            -0-
Steven Farber                                    400,000          *            400,000          -0-            -0-
Barron Partners LP (6)                         6,600,000       4.74%         6,600,000          -0-            -0-
Frank L. Kramer                                  400,000          *            400,000          -0-            -0-
Maurice LaFlamme and Mary-Ann LaFlamme,          400,000          *            400,000          -0-            -0-
JTWROS
Ronald J. Frank                                  200,000          *            200,000          -0-            -0-
John B. Marsala (7)                              755,093          *            755,093          -0-            -0-
Charles Carlson (8)                              200,000          *            200,000          -0-            -0-
DAS Consulting LLC PSP - Pershing LLC as       1,220,370          *            600,000          -0-            -0-
Custodian FBO Deborah Salerno - Ttee (9)
IRA FBO John P. O'Shea, Pershing LLC as        1,292,170          *          1,220,370         71,800           *
Custodian (8) (10)
Anthony DiBenedetto                              800,000          *            800,000          -0-            -0-
Terrance J. Szymanski                            200,000          *            200,000          -0-            -0-
Peter Fox-Penner                                 400,000          *            400,000          -0-            -0-
Andrew Krauss and Sharon Krauss, JTTEN (11)      524,074          *            524,074          -0-            -0-
Earnco MPPP (12)                                 200,000          *            200,000          -0-            -0-
AI International Corporate Holdings Ltd.       1,000,000          *          1,000,000          -0-            -0-
(13)
Barry Honig                                      400,000          *            400,000          -0-            -0-
Renee Honig                                      400,000          *            400,000          -0-            -0-
Jacob Honig Irrevocable Trust (14)               400,000          *            400,000          -0-            -0-
Michael Brauser and Betsy Brauser                400,000          *            400,000          -0-            -0-
Professional Traders Fund, LLC (15)              400,000          *            400,000          -0-            -0-
PABC Investment Fund LLC (16)                    200,000          *            200,000          -0-            -0-
James Davidson                                   200,000          *            200,000          -0-            -0-
IRA FBO Jeffrey J. McLaughlin, Pershing          400,000          *            400,000          -0-            -0-
LLC as Custodian (8)
Ajay Ahuja                                       400,000          *            400,000          -0-            -0-
Giovanni Gabriele and Antonia Gabriele,          400,000          *            400,000          -0-            -0-
JTWROS
Goliath Holdings LLC (17)                        200,000          *            200,000          -0-            -0-
Neurnberger Kapitalverwaltung (18)               400,000          *            400,000          -0-            -0-
Jan Engstrom                                     200,000          *            200,000          -0-            -0-
Crypto Corp. (19)                                400,000          *            400,000          -0-            -0-
Marc Deutsch (8)                                 200,000          *            200,000          -0-            -0-
Richard L. Cohen                                 400,000          *            400,000          -0-            -0-
Natalie Merdinger                                400,000          *            400,000          -0-            -0-
Bell Capital Partners LLC (20)                   400,000          *            400,000          -0-            -0-
Monmouth Consulting Inc. (21)                    400,000          *            400,000          -0-            -0-
Dennis Ringer                                    410,000          *            400,000         10,000           *
Quarum Capital LLC (22)                          200,000          *            200,000          -0-            -0-
Gabriel Zeitouni                                 200,000          *            200,000          -0-            -0-
Alan R. Cohen                                    400,000          *            400,000          -0-            -0-
Kellogg Capital Group LLC (23)                   800,000          *            800,000          -0-            -0-
John D. McKey, Jr.                               400,000          *            400,000          -0-            -0-
Daniel E. Larson (24)                            493,056          *            493,056          -0-            -0-
Bruno J. Casatelli                               220,000          *            200,000         20,000           *
Maree Casatelli                                   80,000          *             80,000          -0-            -0-
Doug C. Millar                                   200,000          *            200,000          -0-            -0-
Kevin R. Wilson (8)                               80,000          *             80,000          -0-            -0-
Joseph and Joan Kump, JTWROS                     400,000          *            400,000          -0-            -0-
Thomas J. Banholzer                              200,000          *            200,000          -0-            -0-
Michael Lusk                                      80,000          *             80,000          -0-            -0-


                                                         -9-

Patrick Discepola                                200,000          *            200,000          -0-            -0-
Alastair S. McEwan                                80,000          *             80,000          -0-            -0-
Richard W. Wilson                                 80,000          *             80,000          -0-            -0-
Ron D. Lucas                                      80,000          *             80,000          -0-            -0-
John S. Keenan                                   200,000          *            200,000          -0-            -0-
Michael A. Mohr                                  120,000          *            120,000          -0-            -0-
Richard A. Jacoby                              1,200,000          *          1,200,000          -0-            -0-
Ichi Shih (8) (25)                               198,000          *            180,000         18,000           *
F Luskind and S Krauss Ttees for Frances         400,000          *            400,000          -0-            -0-
Luskind Dtd 1/10/51 (26)
IRA FBO Michael B. Jawitz,  Pershing LLC as      400,000          *            400,000          -0-            -0-
Custodian
Meadowbrook Opportunity Fund LLC (27)            800,000          *            800,000          -0-            -0-
Herbert Arnold Duke and Leslie Duke, JTWROS    1,000,000          *          1,000,000          -0-            -0-
Mark Krakowski                                   400,000          *            400,000          -0-            -0-
Michael Harvey and Lyn Harvey, JTWROS            400,000          *            400,000          -0-            -0-
James Wayne Hill and Ruth C. Hill, JTWROS        400,000          *            400,000          -0-            -0-
Judith Phillips                                  200,000          *            200,000          -0-            -0-
Brad Gibson                                      400,000          8            400,000          -0-            -0-
Samir Barakat and Claudia.Marseille (28)       1,420,370       1.04%         1,420,370          -0-            -0-
Richard Louise (8) (29)                          611,000          *            611,000          -0-            -0-
Glenn Murer (30)                               1,640,740       1.20%         1,640,740          -0-            -0-
Operation Dogbone LLC (31)                       710,185          *            710,185          -0-            -0-
W. Cobb Hazelrig                                 400,000          *            400,000          -0-            -0-
Frederick G. Wedell                              400,000          *            400,000          -0-            -0-
F&J Partnership (32)                             400,000          *            400,000          -0-            -0-
Wayne H. Lazarus                                 400,000          *            400,000          -0-            -0-
David R. Holbrooke                               400,000          *            400,000          -0-            -0-
Blue Sky Securities Ltd. (33)                  1,400,000       1.04%         1,400,000          -0-            -0-
Robert T. Kolb                                   400,000          *            400,000          -0-            -0-
Joe Wolfe (8) (34)                               341,000          *            341,000          -0-            -0-
James I. Dangar                                  200,000          *            200,000          -0-            -0-
Jonathan B. Dangar (8) (35)                      262,360          *            262,360          -0-            -0-
Scott Bowman (8) (36)                            245,640          *            245,640          -0-            -0-
Christopher Hett (8) (37)                        206,000          *            206,000          -0-            -0-
John T. Cella and Peggy M. Cella JTWROS          206,000          *            206,000          -0-            -0-
(38)
Charles Cagnon                                   400,000          *            400,000          -0-            -0-
Nite Capital LP (39)                           1,200,000          *          1,200,000          -0-            -0-
Jeffrey J. McLaughlin (8) (40)                   248,148          *            248,148          -0-            -0-
SOS Resource Services Inc. (41)                  310,185          *            310,185          -0-            -0-
Generation Capital Associates (42)               620,370          *            620,370          -0-            -0-
IRA FBO Angus Morrison, Pershing LLC as          310,185          *            310,185          -0-            -0-
Custodian (43)
James R. Echols Sr. (43)                         310,185          *            310,185          -0-            -0-
Charles Lipman (43)                              310,185          *            310,185          -0-            -0-
Matthew Richard McGovern Living Trust            310,185          *            310,185          -0-            -0-
Dated 7/28/2000 (8) (44)
Westminster Securities Corp. (45)              2,642,615       1.91%         2,642,615          -0-            -0-
John P. O'Shea (8) (46)                          594,000          *            594,000          -0-            -0-
Matthew R. McGovern (8) (46)                   2,727,385       1.97%         2,727,385          -0-            -0-
Cody J. Corrubia (8) (46)                        744,000          *            744,000          -0-            -0-
Marika Xirouhakis (8) (47)                       142,500          *            140,000          2,500           *
Angelique Xirouhakis (8) (48)                     62,500          *             60,000          2,500           *
Kenneth Hart (8) (46)                             48,000          *             48,000          -0-            -0-


                                                        -10-

*  Less than one percent
--------------------------------------------------------------------------------

(1) Of the shares being offered, unless otherwise noted, 50% represent common shares held by the selling shareholders and 50% represent common shares issuable to the selling shareholders upon exercise of outstanding warrants. Unless otherwise noted, the common shares underlying warrants relate to warrants made part of units acquired in one of our two private placements conducted in 2005.

(2) Includes (i) 6,800,000 common shares, (ii) 6,800,000 common shares issuable upon exercise of warrants, (iii) 6,700,000 common shares issuable upon exercise of a green shoe option, and (iv) 6,700,000 common shares issuable upon exercise of warrants made part of the green shoe option. The shares underlying the green shoe option may only be exercised upon 61 days' prior written notice in the event such exercise would cause the selling shareholder to exceed 9.99% beneficial ownership of our common shares. Adam Benowitz exercises dispositive and voting power with respect to these shares.

(3) Peter Siris exercises dispositive and voting power with respect to these shares.

(4) Edwin Mecabe and Tai May Lee exercise dispositive and voting power with respect to these shares.

(5) Konrad Ackerman and Rainer Posche exercise dispositive and voting power with respect to these shares.

(6) Andrew Worden exercises dispositive and voting power with respect to these shares.

(7) Includes 392,593 common shares and 455,093 common shares issuable upon exercise of warrants.

(8) The selling shareholder is an employee of Westminster Securities Corporation and has represented that the shares were bought in the ordinary course of business and there are no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9) Includes 670,370 common shares and 550,000 common shares issuable upon exercise of warrants. Deborah Salerno exercises dispositive and voting power with respect to these shares.

(10) Includes 670,370 common shares and 550,000 common shares issuable upon exercise of warrants.

(11) Includes 274,074 common shares and 250,000 common shares issuable upon exercise of warrants.

(12) Earnest Mathis exercises dispositive and voting power with respect to these shares.

(13) Rima Salam exercises dispositive and voting power with respect to these shares.

(14) Alan Honig exercises dispositive and voting power with respect to these shares.

(15) Mark K. Swickie exercises dispositive and voting power with respect to these shares.

(16) Karol Kolouszek exercises dispositive and voting power with respect to these shares.

(17) Michael G. Mezzapelle exercises dispositive and voting power with respect to these shares.

(18) Ralf Schwarz exercises dispositive and voting power with respect to these shares.

(19) Evelyn Cann exercises dispositive and voting power with respect to these shares.

(20) J. Daniel Bell and William M. Bell exercise dispositive and voting power with respect to these shares.

(21) Stanley Merdinger exercises dispositive and voting power with respect to these shares.

(22) Dennis Ringer exercises dispositive and voting power with respect to these shares.

(23) Charles K. Kellogg, Nicholas Cappelleri and Mark Schalles exercise dispositive and voting power with respect to these shares.

(24) Includes 255,556 common shares and 237,500 common shares issuable upon exercise of warrants.

(25) Includes 40,000 common shares and 140,000 common shares issuable upon exercise of warrants, including 100,000 common shares issuable upon exercise of placement agent warrants.

(26) The selling shareholder is the spouse of Daniel Luskind, an employee of the Westminster Securities Corporation, and has represented that the shares were bought in the ordinary course of business and there are no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(27) Michael Ragins exercises dispositive and voting power with respect to these shares.

(28) Includes 770,370 common shares and 650,000 common shares issuable upon exercise of warrants.

(29) Includes 100,000 common shares and 511,000 common shares issuable upon exercise of warrants, including 411,000 common shares issuable upon exercise of placement agent warrants.

(30) Includes 940,740 common shares and 700,000 common shares issuable upon exercise of warrants.

(31) Includes 385,185 common shares and 325,000 common shares issuable upon exercise of warrants. Glenn Murer exercises dispositive and voting power with respect to these shares.

(32) Alex W. Jones, Jr. exercises dispositive and voting power with respect to these shares.

(33) Michel Clemence exercises dispositive and voting power with respect to these shares.

(34) Includes and 100,000 common shares and 241,000 common shares issuable upon exercise of warrants, including 141,000 common shares issuable upon exercise of placement agent warrants.

(35) Includes 100,000 common shares and 162,360 common shares issuable upon exercise of warrants, including 62,360 common shares issuable upon exercise of placement agent warrants.

(36) Includes 100,000 common shares and 145,640 common shares issuable upon exercise of warrants, including 45,640 common shares issuable upon exercise of placement agent warrants.

(37) Includes 100,000 common shares and 106,000 common shares issuable upon exercise of warrants, including 6,000 common shares issuable upon exercise of placement agent warrants.

(38) Includes 100,000 common shares and 106,000 common shares issuable upon exercise of warrants, including 6,000 common shares issuable upon exercise of placement agent warrants. John T. Cella is an employee of Westminster Securities Corporation.

(39) Keith Goodman exercises dispositive and voting power with respect to these shares.

(40) Includes 148,148 common shares and 100,000 common shares issuable upon exercise of warrants.

(41) Includes 185,185 common shares and 125,000 common shares issuable upon exercise of warrants. Salvatore Russo exercises dispositive and voting power with respect to these shares.

(42) Includes 370,370 common shares and 250,000 common shares issuable upon exercise of warrants. Frank E. Hart, Fred A. Brasch and David A. Rapaport exercise dispositive and voting power with respect to the shares.

(43) Includes 185,185 common shares and 125,000 common shares issuable upon exercise of warrants.

(44) Includes 185,185 common shares and 125,000 common shares issuable upon exercise of warrants. Matthew R. McGovern is an employee of Westminster Securities Corporation.

(45) Represents 2,642,615 common shares issuable upon exercise of placement agent warrants. Westminster Securities Corporation is a registered broker-dealer and as such may be deemed an underwriter.

(46) Represents common shares issuable upon exercise of placement agent warrants.

(47) Includes 140,000 common shares issuable upon exercise of placement agent warrants.

(48) Includes 60,000 common shares issuable upon exercise of placement agent warrants.

                              PLAN OF DISTRIBUTION

         We are registering the common shares covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests. We will pay the costs and fees of registering the common shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common shares.

         The selling stockholders may sell the common shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their common shares through:

         o a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

         o purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer for its account; or

         o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

         When selling the common shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

         o enter into transactions involving short sales of the common shares by broker-dealers;

         o sell common shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

         o enter into option or other types of transactions that require the selling shareholder to deliver common shares to a broker-dealer or other person, who will then resell or transfer the common shares under this prospectus; or

         o loan or pledge the common shares to a broker-dealer or other person, who may sell the loaned shares or, in the event of default, sell the pledged shares.

         The selling stockholders may negotiate and pay broker-dealers or other persons commissions, discounts or concessions for their services. Broker-dealers or other persons engaged by the selling stockholders may allow other broker-dealers or other persons to participate in resales. However, the selling stockholders and any broker-dealers or such other persons involved in the sale or resale of the common shares may qualify as "underwriters" within the meaning of the Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' or their affiliates' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

In addition to selling their common shares under this prospectus, the selling stockholders may:

         o agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common shares, including liabilities arising under the 1933 Act;

         o transfer their common shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

         o sell their common shares under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

         We have agreed to indemnify the selling stockholders against liabilities arising in connection with this offering, including liabilities under the 1933 Act, or to contribute to payments that the selling stockholders may be required to make in that respect.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our common stock is traded on the OTC Bulletin Board ("OTCBB") under the symbol "CEEC". The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the OTCBB. We consider our common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the common stock.

         QUARTER ENDED                                         HIGH     LOW
         -------------                                         ----     ---

         March 31, 2004                                       $0.54    $0.10
         June 30, 2004                                        $0.58    $0.365
         September 30, 2004                                   $0.65    $0.38
         December 31, 2004                                    $0.55    $0.35


         March 31, 2005                                       $0.48    $0.30
         June 30, 2005                                        $0.37    $0.15
         September 30, 2005                                   $0.43    $0.14
         Fourth quarter through October  12th                 $0.30    $0.26


         We consider our common stock to be thinly traded and, accordingly, reported sale prices may not be a true market-based valuation of our common stock. As of October 14, 2005, there were approximately 136 record holders of our common stock.

         We have not paid any cash dividends since our inception and do not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of our business.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS


GENERAL

         We design, construct, and invest in waste water treatment projects in the PRC. We sell materials and products related to environmental protection. We also operate waste water treatment facilities and tap water facilities under our BOT model.

         In 2004, we derived all of our net sales from BOT projects. Our customers include municipal governments in the PRC, food processing and beverage companies and industrial companies. In 2004, net sales to our largest customer, True Global Limited, accounted for 97% of our total net sales.

         We were incorporated under the laws of the State of Nevada on September 10, 1996. Prior to the transaction mentioned below, our corporate name was Discovery Investments, Inc. For the prior two years we had not generated significant revenues and were considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. We were seeking business opportunities or potential business acquisitions. Pursuant to a securities purchase agreement and plan of reorganization dated September 9, 2004, as amended, between our company, Evergreen Asset Group Limited, an International Business Company organized under the laws of the British Virgin Islands ("Evergreen"), and the stockholders of Evergreen, we acquired 100% of the issued and outstanding shares of Evergreen's capital stock. We issued 83,500,000 shares of our common stock in exchange for all of the issued and outstanding shares of Evergreen capital stock. Since the stockholders of Evergreen acquired approximately 83.5% of our outstanding shares and the Evergreen management team and board of directors became the management team and board of directors of our company, according to FASB Statement No. 141 - "BUSINESS COMBINATIONS," this acquisition has been treated as a recapitalization for accounting purposes, in a manner similar to reverse acquisition accounting. In accounting for this transaction:

         o Evergreen is deemed to be the purchaser and surviving company for accounting purposes. Accordingly, its net assets are included in the balance sheet at their historical book values and the results of operations of Evergreen have been presented for the comparative prior period;

         o Control of the net assets and business of our company was acquired effective October 15, 2004. This transaction has been accounted for as a purchase of the assets and liabilities of our company by Evergreen. The historical cost of the net liabilities assumed was $0.00.

As a result of the transaction described above we changed our name from Discovery Investments, Inc. to China Evergreen Environmental Corporation.

CRITICAL ACCOUNTING POLICIES

         The following is a discussion of those accounting policies that we deem to be "critical" -- that is, they are important to the portrayal of our financial condition and results, and they reflect management's reliance on estimates regarding matters that are inherently uncertain.

         REVENUE RECOGNITION. Revenue from fixed price long-term contracts is recognized on the percentage of completion method for individual contracts. Revenues are recognized based on the ratio that costs incurred bear to total estimated contract costs. The use of the percentage of completion method of revenue recognition requires estimates of percentage of project completion. Changes in job performance and estimated losses on uncompleted contracts are made in the period in which such losses are determinable. In instances when the work performed on fixed price agreements is of relatively short duration, we use the completed contract method of accounting whereby revenue is recognized when the work is completed.

         Revenue arising from waste water treatment is recognized based on waste water treated as recorded by meters read during the year.

         IMPAIRMENT OF ASSETS. Our policy is to periodically review and evaluate whether there has been a permanent impairment in the value of long-lived assets. Factors considered in the evaluation include current operating results, trends and whether the anticipated undiscounted estimated future cash flows are less than the carrying value.

         ALLOWANCES FOR ACCOUNTS RECEIVABLES. Our provisioning policy for bad and doubtful debt is based on the evaluation of collectability and aging analysis of accounts receivables and on management's judgment. We do not require collateral or other security to support client's receivables. We conduct periodic review of our clients' financial condition and customer payment practice to minimize collection risk on accounts receivables. This review is based on a considerable amount of judgment which is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each customer. During the 2004 financial period, we had not made any allowance for doubtful debts.

         CREDIT POLICY. In 2004 and 2003, our accounts receivables were $9.46 million and $0.08 million, respectively. The sharp increase in accounts receivables in 2004 was due to receivables from True Global Limited, which amounted to $ 9.41 million, as a result of the sale of the Xianyang East Suburbs Wastewater Treatment Plant BOT Project. There is no allowance for doubtful amounts for both 2004 and 2003.

         For turnkey projects, we bill our customers based on the percentage of completion as set forth in the contract signed with our customers whereas for BOT projects, we will start billing our customers monthly once the wastewater treatment facilities start operation for the operating period as stipulated in the BOT agreements.

RESULTS OF OPERATIONS

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED TO DECEMBER 31,
2003

         The following table sets forth the items in our consolidated statements of operations for the periods indicated.

                                                 FISCAL YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                    2004                2003
                                                 -----------        -----------

Net sales                                        $ 9,366,513        $ 2,889,094
Cost of goods sold                                 6,025,435          1,828,801
Gross profit                                       3,341,078          1,060,293
Selling, general and administrative                1,395,169            355,413
Income from operations                             1,945,909            704,880
Other income                                          19,295              9,240
Interest expense                                      (2,420)           (28,590)
Share of results in XL                                91,740                 --
Gain on disposal of interest in XY                 2,029,720                 --
Impairment loss on other investment                       --           (370,097)
Income before income tax                           4,084,244            315,433
Income tax expense                                  (467,911)          (104,093)
Minority interests                                    80,616            (42,993)
Net income                                         3,696,949            168,347

         NET SALES. Net sales increased 224.2% from $2.89 million in 2003 to $9.37 million in 2004. The 2004 increase in net sales was primarily from our sale of our investment in the waste water treatment project of Xian Yang City, Shanxi Province, PRC. The percentage of net sales attributable to operating the waste water treatment plants and fresh water plants was not significant in 2004, but we expect such fees to increase in 2005. We derived our net sales in 2003 mainly from turn-key engineering projects.

         GROSS PROFIT. Gross profit increased 215.1% from $1.06 million in 2003 to $3.34 million in 2004 and, as a percentage of net sales, decreased slightly from 36.69% in 2003 to 35.67% in 2004. The increase in gross profit for 2004 was primarily the result of an increase in our revenue.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs increased 292.5% from $0.36 million in 2003 to $1.4 million in 2004, and as a percentage of net sales, increased from 12.30% to 14.89%. The increase in costs in 2004 was primarily the result of higher expenditures to support our increased sales.

         OPERATING INCOME. Operating income increased 176.06% from $0.7 million in 2003 to $1.95 million in 2004, and as a percentage of net sales, operating income decreased slightly from 24.4% in 2003 to 20.77% in 2004. The increase in operating income for 2004 was primarily the result of an increased net sales.

         GAIN ON DISPOSAL OF INTEREST IN SUBSIDIARY XY. We recorded a $2.02 million gain in 2004 on the disposal of our entire 90% attributable interest in Xian Yang Bai Sheng Water Purifying Company Limited ("XY") at a consideration of $4,130,435. The gain represents the difference between the disposal proceeds and our attributable share of net assets of XY at the date of disposal.

         FOR THE SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2004

The following table sets forth the items in our consolidated statements of operations for the periods indicated.

                                                   SIX MONTHS ENDED
                                                   JUNE 30,
                                                   -----------------------------
                                                      2005               2004
                                                   -----------       -----------

Revenue                                             4,000,954           191,014
Cost of revenue                                    (2,657,008)          (58,978)
Gross profit                                        1,343,946           132,036
General and administrative expenses                  (444,493)         (175,518)
Income / (loss) from operations                       899,453           (43,482)
Other income                                            2,861            35,094
Share of results in an associate                       87,483                --
Interest expense                                      (23,827)           (4,818)
Income / (loss) before income tax                     965,970           (13,206)
Income tax (expense) / credit                         (70,867)            8,416
Minority interests                                    (58,955)           (2,498)
Net income / (loss)                                   836,148            (7,288)

         REVENUE. During the six month periods ended June 30, 2005 and 2004, the revenue increased to $4,000,954 from 191,014. This increase in revenue was mainly due to the completion of one turnkey engineering waste water project in Le Chang City in the first quarter of 2005 and the completion of the remaining 15% construction of the waste water treatment plant of Xian Yang City and one turnkey engineering waste water project in Yong Ji Economic Development Zone coupled with the revenue from Tian Jin BOT waste water treatment plant.

         COST OF REVENUE. During the six month periods ended June 30, 2005 and 2004, the cost of revenue increased to $2,657,008 from $58,978. The increase in cost of revenue for the six month periods ended June 30, 2005 is mainly due to the cost of revenue for the turnkey engineering waste water projects.

         GROSS PROFIT. Gross profit as a percentage of revenue for the six month periods ended June 30, 2005 and 2004 increased to $1,343,946 from $132,036. The percentage of gross margin iincreased because the revenue for the six month period ended June 30, 2004 included revenue from technical transfer which has no cost of revenue.

         GENERAL AND ADMINISTRATIVE EXPENSES. Our total general and administrative expenses for the six month periods ended June 30, 2005 and 2004 increased to $444,493 from $175,518. The principal components of general and administrative expenses are administrative salaries and benefits, depreciation, finance cost, traveling expenses, rental and other general administration costs.

         NET INCOME / (LOSS). During the six month period ended June 30, 2005, net income, after income tax and minority interests, increased to $836,148 from a net loss of $7,288 for the six month period ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

         As of June 30, 2005, we had $0.91 million in cash and cash equivalents. Our principal sources of liquidity are our cash and cash flow we generate from operations and financing activities. Net cash provided by operating activities during the six month period ended June 30, 2005 was $1,510,341 while net cash used in operating activities during the six month period ended June 30, 2004 was $356,075. Net cash provided by operating activities in the six month period ended June 30, 2005 consisted of net income of $836,148, adjustment for non-cash items of $106,269 and $567,924 provided by operating activities. Cash flow from operating activities consisted primarily of a decrease in accounts receivable of $6.7 million due to receipts from customers amounts fall due and decrease in accounts payable of $4.3 million due to payments made to our suppliers.

         In April 2005, we conducted a private placement of 20 investment units, at $25,000 per unit, for gross proceeds of $500,000. Each unit consisted of (a) one 12% convertible debenture in the original principal amount of $25,000, convertible into shares of our common stock at the rate of the lesser of (i) $0.20 per share or (ii) a 10% discount to the price per share of common stock (or conversion price per share of common stock) of the next private placement conducted by us prior to any conversion of the debenture, and (b) 125,000 detachable warrants to purchase one share each of our common stock at an exercise price of $0.20 per share, expiring ten years from their date of issuance. The debentures were due and payable August 1, 2005. All of the debentures have been converted into shares of our common stock.

         On September 14, 2005, we closed the private placement sale to accredited investors of units consisting of shares of our common stock and warrants to purchase shares of our common stock for aggregate gross proceeds of $4.83 million. Pursuant to the subscription agreements entered into with the investors, we issued to the investors 161 units at a price of $30,000 per unit. Each unit consisted of 200,000 shares of our common stock, priced at $0.15 per share, and warrants to purchase 200,000 shares of our common stock over a five year period at an exercise price of $0.20 per share. Pursuant to the terms of the subscription agreements, we granted the investors limited registration rights for all common shares comprising the units, including the common shares issuable on exercise of the warrants.

         Our business forecasts project that our cash position, cash flow and our working capital line of credit will be sufficient to meet our corporate, operating and capital requirements throughout 2005. However, we may need additional access to long-term capital for acquisitions or other expansion projects.

OTHER MATTERS

         The impact of inflation and the effect of foreign exchange rate changes during 2004 have not had a material impact on our business and financial results.

OFF-BALANCE SHEET ARRANGEMENTS

         We do not have any off-balance sheet financing arrangements.

                                    BUSINESS

         We are a leading waste water engineering company in the People's Republic of China (the "PRC"). Through our majority owned subsidiaries, we are engaged in the design, construction, implementation of and investment in industrial and municipal waste water treatment facilities throughout the PRC.

         We provide turnkey waste water treatment engineering design and contracting. We hold 90% and 35%, respectively, of the equity interest in the following two water treatment facilities operated through build, operate and transfer (BOT) arrangements with the PRC government: (i) Tian Jin Shi Sheng Water Treatment Company Limited ("TJSH"), which commissioned water treatment in November 2003 and has a daily treatment capacity of approximately 10,000 tons; and (ii) Xin Le Sheng Mei Water Purifying Company Limited ("XL"), which also commissioned water treatment in November 2003 and has a daily treatment capacity of 40,000 tons. We have been retained as the manager to manage both TJSH and XL. The fees from XL and TJSH did not represent a material portion of our revenue during 2004.

         We also developed a BOT water treatment facility project in Hai Yang City with capacity of 20,000 tons per day. We began constructing this project in April 2004 and completed the project and commenced water treatment in June 2005. We are also developing another BOT water treatment facility project in Beijing with planned capacity of 20,000 tons per day. We began construction of this project in July 2004 and expect the completion of the project and commencement of water treatment in the fourth quarter of 2005. The fees from these projects are expected to strengthen our net sales in the future.

CORPORATE HISTORY

         Our company was organized as a Nevada corporation on September 10, 1996 under the name Discovery Investments, Inc., and was previously engaged in the business of seeking, investigating and, if such investigation warranted, acquiring an interest in a business opportunity. During the two years prior to the transaction described below, we had no operations or employees and owned no real estate.

         On October 15, 2004, we were the subject of a reverse acquisition by Evergreen Asset Group Limited, an International Business Company organized under the laws of the British Virgin Islands ("Evergreen"), pursuant to which we acquired 100% of the outstanding shares of Evergreen capital stock in exchange for a controlling interest in our common stock. Pursuant to a securities purchase agreement dated September 9, 2004, as amended, we issued 83,500,000 shares of our common stock (representing 83.5% of our outstanding capital stock) in exchange for all of the issued and outstanding shares of Evergreen capital stock transferred to us by the Evergreen shareholders at the closing. At the close of the reverse acquisition, all of our pre-closing officers and directors resigned and our current officers and directors were appointed to serve in their present capacities. Following the close of the reverse acquisition, we changed our corporate name from Discovery Investments, Inc. to China Evergreen Environmental Corporation.

         In April 2005, we conducted a private placement of 20 investment units, at $25,000 per unit, for gross proceeds of $500,000. Each unit consisted of (a) a 12% convertible debenture in the original principal amount of $25,000, convertible into shares of our common stock at the rate of the lesser of (i) $0.20 per share or (ii) a 10% discount to the price per share of common stock (or conversion price per share of common stock) of the next private placement conducted by us prior to any conversion of the debenture, and (b) 125,000 detachable warrants to purchase one share each of our common stock at an exercise price of $0.20 per share, expiring ten years from their date of issuance. The debentures are due and payable August 1, 2005. We granted the investors limited registration rights for the common shares underlying their debentures and warrants. Westminster Securities Corporation acted as placement agent for this offering on our behalf.

         On September 14, 2005, we closed the private placement sale to accredited investors of units consisting of shares of our common stock and warrants to purchase shares of our common stock for aggregate gross proceeds of $4.83 million. Pursuant to the subscription agreements entered into with the investors, we issued to the investors 161 units at a price of $30,000 per unit. Each unit consisted of 200,000 shares of our common stock, priced at $0.15 per share, and warrants to purchase 200,000 shares of our common stock over a five year period at an exercise price of $0.20 per share. Pursuant to the terms of the subscription agreements, we granted the investors limited registration rights for all common shares comprising the units, including the common shares issuable on exercise of the warrants.

         Our executive offices are located at Floor 5, Guowei Building, 73 Xianlie Middle Road, Guangzhou, Guangdong, China; telephone number (86-20) 87327909.

OUR BUSINESS

         GENERAL

         We are a leading waste water engineering company in the People's Republic of China (the "PRC"). Through our majority owned subsidiaries, we are engaged in the design, construction, implementation of and investment in industrial and municipal waste water treatment facilities throughout the PRC.

         Our business was originally established in 1999 by our Chairman, Mr. Chong Liang Pu, with a focus on developing innovative biochemical technologies and processes for waste water treatment. We have the exclusive rights to MHA biological treatment processes technologies ("MHA") and GM Bio-carriers. Both are the subject of patents owned by our Chairman, Mr. Pu, and we have acquired the exclusive rights pursuant to a license agreement with Mr. Pu. Both technologies were developed to improve the efficiency and effectiveness of waste water treatment processes and reduce the initial investment and on-going operating cost of waste water treatment facilities.

         We have applied biotechnological processes to waste water treatment and have developed relationships with the Chinese environmental authorities at both national and provincial levels throughout China. Since 2000, we have successfully completed the design and construction of over 14 waste water facilities across China with total daily capacity of over 120,000 tons (inclusive of three BOT waste water treatment facilities with daily capacity of 70,000 tons). Our customers include municipal governments, food processing and beverage companies and industrial companies.

         Because of these achievements, we have been recognized as a "Key Enterprise in Environmental Industry in PRC" by the General Bureau of Environmental Protection of China and are viewed as a "High-Tech Enterprise" by the Bureau of Science and Technology of Guangzhou, PRC.

         INDUSTRY BACKGROUND

         WASTE WATER TREATMENT MARKETS IN THE PRC. The waste water treatment business is in a developmental stage in China. Following decades of rapid industrialization and urbanization resulting from China's breakneck economic expansion, demands for urban and industrial waste water treatment are immense. In 2002, total volume of municipal and industrial waste water produced reached 23 billion and 26 billion tons, respectively, of which only approximately 25% was treated in some form. The government, which views environmental issues as a policy priority, has targeted a 90% treatment ratio by 2030. This targeted growth, combined with a policy of privatizing all existing government facilities, is resulting in extraordinary high levels of expansion in an industry that did not effectively exist until the 1980s.

         In order to promote investment in the waste water treatment industry, the central government has created incentives such as tax relief and higher throughput fees which can improve the profitability of certain municipal projects.

         FRESH WATER MARKETS. Before 2003, the facilities for fresh water supply in the PRC were owned and operated by the agencies of local governments. As industrial, economic and population growth and chronic pollution has placed intense demands on the water supply in China, the fresh water supply has had a serious shortage. Similar to the waste water treatment industry, the PRC government has opened up the fresh water supply business to private sector and international operators.

         OUR BUSINESS ACTIVITIES

         There are different types and quantities of pollutants in water due to the environment, conditions and purpose for which the water is used. Municipal water has organic matters including nitrogen and phosphorus. The composition of such municipal wastewater is relatively stable. In contrast, pollutants in water discharged from industries include organic pollutants, inorganic matters, metal ions and salt ion. We adopt varying treatment processes for different industrial wastewater.

         We provide turn-key engineering, equipment and chemical sales for industrial and municipal waste water treatment facilities in China. We also invest in, manage and operate our own water treatment facilities through BOT arrangements in the PRC.

         TURN-KEY WASTE WATER ENGINEERING. We provide turn-key waste water treatment engineering services to both public and private sectors. Our public sector clients include municipal governments at the city, district and town levels. Our private sector clients include heavy industries, such as steel, car manufacturing, electronic; light industries, such as chemical, food and beverage, paper, printing and breweries; and others, including hospitals and the pharmaceutical industry. The industrial wastewater qualities differ due to the different industrial products and manufacturing processes.

         These contracts are awarded either by public tender or by direct contract. A typical turn-key waste water treatment project can be classified into three phases; (1) survey and design, (2) construction and equipment installation, and (3) operation and management services.

         From 2000 to 2004, we completed the following turnkey projects: Yongji Development Zone Wastewater Treatment Plant (Phase 1), Guangdong Nanhai City Jinsha Town Wastewater Treatment Plant, Guangdong Sanshui Baini Wastewater Treatment Plant and Guangzhou Yantang Wastewater Treatment Plant. The following table sets forth the Company's turnkey projects which are still in process:

NAME OF
NEW TURN-KEY PROJECT                       CAPACITY/PER DAY        DATE OF COMMENCEMENT
--------------------                       ----------------        --------------------

Tianjin City Meichang Town Wastewater         2,000 tons           Commenced in July 2005
Treatment Plant
Dayawan Wastewater Treatment Plant           30,000 tons           Commenced in August 2005
Yongji Development Zone Wastewater           11,000 tons           Commenced in August 2005
Treatment Plant
China Environment Industrial Park             5,000 tons           Commenced in July 2005
Wastewater Treatment Plant
Huangzhuang Industrial Park Wastewater        1,000 tons           Commenced in July 2005
Treatment Plant

         INVESTMENT IN BOT WASTE WATER TREATMENT FACILITIES. We also invest in waste water treatment facilities through BOT arrangements. BOT projects provide us with a stable and guaranteed income source under a long-term (usually 20-30 year) contract granted by municipal governments to build and operate a waste water plant. BOT project land is typically contributed by the municipal government with the operator providing investment and daily management. After the contract period, the project is transferred to the local government. After we secure a contract for a BOT project from a municipal government and the financing for such project is in place, we will proceed to construct the facility. We will own and operate the facility after the project is completed.
The typical capital return period of a BOT project is approximately 5-6 years if it is not divested earlier.

         The following table sets forth the BOT projects which we have completed or are in process:

                                                                              OPERATION       DATE OF
NAME OF BOT PROJECT               OUR INVESTMENT        CAPACITY/PER DAY         PERIOD       COMMENCEMENT
-------------------               --------------        ----------------      -----------     ------------

Tianjin Wuqing Wastewater         RMB 9 million         10,000 tons           20 years        November 2003
Treatment Plant (Phase 1)
Xinle Wastewater Treatment Plant  RMB 34 million        40,000 tons           22 years        October 2003
Haiyang Wastewater Treatment      RMB 30 million        20,000 tons           22 years        June 2005
Plant
Beijing Tianzhu Wastewater        RMB 20 million        20,000 tons           25 years        Operation expected to
Treatment Plant (Phase 1)                                                                     commence in fourth
                                                                                              quarter of 2005
Handan Fengfeng Mining Area       RMB 29.25 million     33,000 tons           22 years        Operation expected to
Wastewater Treatment Plant                                                                    commence in first
(Phase 1)                                                                                     quarter of 2006

         OUR PRODUCTION PROCESS

         Though the chemicals used for treating municipal and industrial wastewater qualities are different due to the different sources of wastewater for municipal wastewater treatment and different industrial product and manufacturing process for industrial wastewater treatment, the treatment process is largely similar.

         During the wastewater treatment process, the wastewater is first collected by a pipeline network system and then transported to a sand sedimentation pool. The wastewater will then go through the MHA waste water treatment process, which is a natural, chemical free, biological and mineral based process that facilitates the rapid growth of bacteria in order to improve the efficiency of degrading the micro-organism materials in the wastewater and for more efficient operation and reduced energy consumption. After the MHA waste water treatment process, the wastewater is then transported to the sedimentation pool to remove the fine particles in the wastewater. The wastewater will then be sterilized in the sterilization pool and be transported to the water outlet.

         OUR PROJECT MANAGEMENT PROCESS

The following is the flow chart of our project management process for both turn-key wastewater engineering projects and BOT projects:


[FLOW CHART APPEARS HERE]


         MARKET INTELLIGENCE. The starting point for all our projects is market intelligence so that our management is able to decide which projects they wish to secure for the benefit of the Company. Our marketing personnel are in charge of market information on potential projects on a regular and ad-hoc basis. Our management is able to identify and decide on projects which we may potentially bid for.

         PROJECT TRACKING. Based on the information gathered through market intelligence and the subsequent comprehensive analysis conducted on such information, our management will decide on which projects to pursue. We carry out internal evaluations which consist of three steps: initial evaluation, revaluation and valuation by professional. We also engage external advisors to carry out external evaluation. We will then embark on determining what the tender rules and conditions are and the capital requirements and technologies used for the project. Project tracking allows us to plan ahead and make the necessary cost planning.

         TENDER PROCESS. Once we decide to proceed to tender for a particular project, we will form a tender committee comprising marketing personnel and technical personnel, who will be responsible for compiling the tender documents to be submitted for tender within the stipulated deadline. The tender committee will compile internal costing and budgetary estimates of labor and material costs based on quotations from the relevant suppliers and factor in a suitable profit margin in determining our tender pricing.

         DESIGN AND DEVELOPMENT. After signing of the contract, we will appoint a project team to be responsible for the execution of the project, including an ad-hoc research and development team to handle the design and development of that particular project. The research and development team will follow our overall guidelines to analyze, assess and determine the design and specifications of a system which will ensure that all of our customers' requirements are met. The design and development process includes collection of information, site survey, key design concept, design specification, individual design, evaluation, revaluation and issue for construction. In addition to our own design and development capabilities, we have also entered into collaboration arrangements with other parties to test our equipment to ensure its suitability and effectiveness.

         PROCUREMENT. After the necessary design and analysis, the specifications of the system are confirmed, and our procurement department will proceed to purchase all the materials and equipment required or appoint appropriate sub-contractors to carry out certain parts of the project.

         CONSTRUCTION. The construction process includes subcontracting and site supervision. During construction, we will send site representative to control and supervise the construction.

         ASSEMBLY AND INSTALLATION. We will carry out assembly and installation of equipment and/or system and coordinate the assembly and installation fully with the construction process to ensure all equipment and/or system are properly assembled and installed. We will send technical staff to assist and guide the assembly and installation.

         TESTING. After the equipment and/or system has been assembled and installed, we will test the system in accordance with industrial and national rules and regulations formulated by the relevant PRC authorities.

         COMMISSIONING AND FINE-TUNING. For turnkey projects, should the system pass all tests, we will proceed to hand over the system to our customers. 5%-10% of the total contract value will be will be treated as retention monies during the warranty period of up to 12 months requirement. Our technical personnel will carry out fine-tuning and on-site services. After successful commissioning of the entire system, the retention monies will be paid by our customers to us after the warranty period of up to 12 months. For BOT projects, the plant will start operation after passing all tests. The technical team will carry out fine-tuning and on-site services. The operation team will follow the operational guidelines and monitor the quality of treated water.

         COMPETITION

         We believe our main competitor is Beijing Capital Co., Ltd., a subsidiary of Capital Group, which has identified investment, development, operation and management in Chinese water industry as its core business. Beijing Capital provides comprehensive environment management service. Beijing Capital's key advantages over us are capital resources and strong human resources as they are a long-standing, leading environmental enterprise. We also compete with several other environmental and water treatment companies. We believe that we compete primarily on the basis of contract pricing. Though many of our competitors offer similar but less cost effective services, they may have greater financial resources and hence be able to secure contracts with reduced operating margins but more competitive pricing. However, we believe having access to the capital market in the United States through our public listing will help to differentiate us from our competition. Another area of competition comes from local protectionism where local governments wish to protect local environmental businesses. In order for us to overcome this kind of competition, we rely on our financial and technical resources.

         OUR COMPETITIVE STRENGTHS

         Based on the performance of our projects, we believe that we are a leading provider of waste water engineering company in PRC. Key elements of our competitive strengths include:

         SUFFICIENT CAPITAL RESOURCES. The threshold of capital requirements for entering the waste water treatment segment and the initial capital investment of waste water treatment facilities and projects, especially BOT projects, is relatively high. Based on our good track record and relationships with local governments in China, we believe we are capable of obtaining sufficient capital resources to fund our operation of projects and expansion plan.

         EXPERIENCED MANAGEMENT TEAM AND STRONG RESEARCH AND DEVELOPMENT CAPABILITY. We have a qualified and experienced management team and staff who possess strong technical capabilities and who specialize in project management, project design and research and development in relation to the water purification and wastewater treatment industry. Among our senior management, most possess degrees or senior technical qualifications. Members of our senior management team also have prior experience in managing large corporations and are familiar with all levels of management. Most of our management and staff have strong technical expertise and are professionally trained.

         We place great emphasis on technical research and development, and typically set up research and development teams for specific projects to handle the design, development and improvement of such projects.

         We also keep track of the latest developments in water treatment technology through our advisors and consultants who are experts in the water purification and waste water treatment industry. We have established a long-term cooperation with the Chinese Academy of Science at Guangdong and a number of universities to maintain its superiority in developing innovative wastewater treatment technology.

         We believe that our management experience and our strong technical capabilities provide us with a competitive edge over our competitors.

         GOOD TRACK RECORD AND PROFESSIONAL QUALITY. We believe that our good track record and goodwill that we have built up in the provision of water treatment systems for the municipal government and industrial waste water treatment give us an edge over our competitors. Due to our strong track record, we have been awarded various certifications by different environmental institutions, including certifications of Quality Facility for Environmental Protection, Gold Price of 2nd Chinese Patent Technology Fair, World Chinese Scientific and Technology Invention Prize, certificates of "Quality Branded Environmental Protection" and "Asia International Scientific and Technology Improvement Prize". These certificates typically strengthen our ability to tender for BOT projects with the municipal government and also turnkey projects for industrial waste water treatment.

         EFFECTIVE MARKET NETWORK. We emphasize the importance of marketing and have people specialized in promotion of our company and securing projects. We have an extensive marketing network in Shangdong, Tianjin, Neijing, Handan Hebei, Xianyang Shangxi and Guangdong, where we have BOT projects. Such offices provide feedback on market intelligence and deal with existing and potential customers. Project selection is partially based on intelligence feedback from these networks. We retain a team of former senior government officials with considerable influence on local and central governments in China. This team identifies and helps to secure major environmental projects for the group. The team also provides timely feedback of market conditions and deal with our existing and potential customers regularly.

         LONG-TERM RELATIONSHIPS WITH ACADEMIC INSTITUTIONS. We have good and long-term relationships with Guangdong Province Environmental Protection Design Institute and North-Eastern Environmental Protection Design Institute, who provide important technical support in design and project execution.

         CUSTOMERS, SALES AND MARKETING

         Many of our principal customers are local governments, food and beverage processing companies and industrial companies that use our technologies to treat their waste water.

         Our largest customers have historically accounted for a significant percentage of our net sales. Net sales to our largest customer, True Global Limited, accounted for approximately 97% of our net sales in 2004. We sold our investment in a BOT project, Xian Yang Bai Cheng Environmental Protection Co. Ltd., in the fourth quarter of 2004 to True Global Limited.

         We market and sell our products through our direct sales force and independent sales representatives throughout the PRC. Our sales and marketing team is responsible for evaluating the marketplace, generating leads and creating sales programs. We use a "Project-Company" strategy for each BOT project, establishing a company in the location of the project, responsible for construction and operation of the project. Through establishing a good relationship with the local government, the Project-Company markets its business in the location. Our on-site direct service organization provides ongoing services to customers using our products.

         In order to compete effectively, we focus on projects of a scale between 10,000 tons and 50,000 tons of waste water per day, where we can achieve a balance between economies of scale arising from our technology and our available capital base.

         RESEARCH AND DEVELOPMENT

         Our research and development efforts are directed toward enhancing our existing technology and products and developing our next generation of technology.

         We have the exclusive rights to MHA biological treatment processes technologies ("MHA") and GM Bio-carriers. Both are the subject of patents owned by our Chairman, Mr. Pu, and we have acquired the exclusive rights pursuant to a license agreement with Mr. Pu. We have applied both technologies to improve the efficiency and effectiveness of waste water treatment processes as well as to reduce the initial investment and on-going operating cost of waste water treatment facilities. The advantages of MHA are:

         o Proprietary design of water flow control mixer to ensure even distribution of waste treatment bacteria in the treatment facility.
         o Proprietary design of no-oxygen, low-oxygen and oxygen tanks to reduce energy consumption and ensure low sludge build up in the treatment process.
         o Proprietary blend of waste water treatment bacteria (i.e., photosynthetic, lactobacillus, yeast, streptonyces, etc.) of over 50 types of different degradation and effectiveness to achieve toxic, aromatic and micro-organism free water of release.

The following chart shows the comparison of percentages of saving between using MHA and traditional waste water treatment technology.

PERCENTAGE OF SAVINGS THROUGH MHA TECHNOLOGY


[GRAPH GO'S HERE]


         GM biological-carrier is a natural, chemical-free, biological and mineral based process that facilitates the rapid growth of bacteria in order to improve the efficiency of degrading the micro-organism materials in the waste water. Installation of such carriers into the waste treatment process facilitates bacterial growth for more efficient operation and reduced energy consumption.

         Currently we are developing technology with universities and research institutions in Guangdong Province and have on staff a chief scientist, who is a researcher in the field of environmental protection, and two research fellows. We are planning to invite additional experts in the waste water treatment field to join our company.

         QUALITY CONTROL

         Our quality control department is headed by Ying Mo Zhang, who has more than 30 years of relevant experience. Mr. Zhang has been an engineer and a general manager at several companies, and Vice Chairman of our company, and he is familiar with resource allocation, quality control and environmental facility management control.

         To ensure the quality of our products and services, we carry out stringent quality control checks at every stage of project execution.

         QUALITY CONTROL DURING DESIGN, RESEARCH AND DEVELOPMENT. The design of every project is carried out by our experienced staff following strict guidelines. We have also established a three-tier examination and verification system. A strict examination and approval system is also adopted in respect of any design changes.

         QUALITY CONTROL DURING PROCUREMENT. To ensure the quality of equipment and materials procured, we maintain a list of suppliers and sub-contractors whose goods and services meet our quality control standards. We purchase our materials and equipment only from these suppliers, and such materials and equipment are subject to further inspections and checks by our quality control staff upon arrival at our production facilities. Goods which do not meet our quality control standards are rejected.

         QUALITY CONTROL DURING ASSEMBLY AND INTEGRATION. As a general policy, our sub-contractors selected and appointed by us to carry out engineering, assembly and integration works should be long established and have good track records.

         QUALITY CONTROL DURING DELIVERY AND INSTALLATION. To ensure that our qualified sub-contractors comply with our quality control standards during delivery and installation, we also task our engineers with formulating a quality control and progress plan, and to identify the key quality control points of the delivery and installation procedure. Such engineers will supervise our sub-contractors during delivery and installation.

         QUALITY CONTROL DURING OPERATION FOR BOT PROJECTS. Our operation team starts their training prior to the commencement of operation. After test run and commissioning, the operation team will take over the operation. We have very strict guidelines for the operating team to ensure quality of clean water. A production report is to be faxed to the head office everyday and we will perform regular tests to ensure the treated water meet high quality standard. We also conduct regular training to ensure that our operation teams are equipped with the latest know-how.

         COOPERATIVE PARTNERS AND SUPPLIERS

         We outsource the design and construction of our subsystems to a number of cooperative partners and key suppliers and maintain close relationships with them. Our cooperative partners include East-North Design Institution of China Civil Engineering, Guangzhou Design Institution of Environmental Protection Engineering, and the 20th Group of China Railway Company. There are three main types of equipment for our waste water treatment and potable water projects: (i) electrical equipment which includes various types of sewage pumps, slush pumps and other water pumps, separators, sludge scrapers, mixers, air compressors, filters, dehydrators, blow fans, etc; (ii) automated control systems and electrical parts; and (iii) various test, analysis, detection and monitoring instruments. All purchases from foreign companies are made through their authorized dealers/agents in the PRC. We adhere closely to the principles of total quality management. Our customers, suppliers and employees are encouraged to provide feedback and suggestions for improvements in products and services.

         The following table sets forth our major suppliers of equipment and materials:

             COMPONENT, RAW MATERIALS AND         OUR MAJOR SUPPLIERS
             EQUIPMENTS

             Waste water treatment analytical     Hach Company
             instruments
             Blow fan systems                     HV-Turbo A/S

             Sewage pumps, slush pumps, other German Pump Industry Company water pumps and mixers

             PLC automated control systems        Mitsubishi Electric

             Electrical parts                     Schneider Electric Low Voltage
                                                  (Tianjin) Co.
             Automated systems                    Xian Huiyou Automated
                                                  Engineering Company

         INTELLECTUAL PROPERTY

         We seek to protect our intellectual property by way of our license rights to patents on proprietary features of our advanced bio-chemical treatment technology and processing systems for waste water treatment and by challenging third parties that we believe infringe on our licensed patents. We have obtained the exclusive right to use two patents owned by our Chairman, Mr. Pu, for our MHA and GM Bio-carriers technologies. We also protect our intellectual property rights with nondisclosure and confidentiality agreements with employees, consultants and key customers.

EMPLOYEES

         As of October 12, 2005, we had 54 employees, of whom 8 were engaged in sales, marketing and service, 12 in research, development and engineering, 25 in finance and administration and 9 in operations. None of our employees are represented by a collective bargaining agreement, and we believe that we have satisfactory relations with our employees.

ENVIRONMENTAL

         One of our core values is protecting the environment in which we operate and the environment in which our equipment operates. Compliance with laws and regulations regarding the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had any material effects on our capital expenditures, earnings or competitive position. We do not anticipate any material capital expenditures for environmental control facilities in 2005.

REGULATION

         China's numerous ongoing water reforms are moving toward a user-pay market-driven sector. Legislation serves as the basis to regulate and enforce these reforms. The Water Resource Law, amended and put into effect on October 1, 2002, significantly changes water resource management systems, water resource protection, water conservation, and legal responsibilities.

         ENVIRONMENTAL LAWS AND REGULATIONS

         In China, environmental laws and regulations are stipulated and implemented through legislation and through administrative authorities at various levels of government. Current environmental laws and regulations can be classified into two categories: environmental management and environmental pollution prevention and control. All environmental laws and regulations are stipulated on the basis of the Environmental Protection Law (EPL). EPL, effective in December 1989, sets the framework for environmental management and pollution control legislation in China.

         ENVIRONMENTAL MANAGEMENT LAW AND REGULATION. China's environmental management measures include environmental impact assessment (EIA), the Three Synchronies Policy, permitting requirements, and reporting requirements. Each of these is described below:

         1. ENVIRONMENTAL IMPACT ASSESSMENT. The 1989 Environmental Impact Assessment Law was revised in October 2002. These revisions became effective in September 2003 and apply to all construction projects that may negatively impact the environment. An EIA must be prepared during the project feasibility stage to assess the project's environmental impact. EIA approval is necessary to secure a construction and operating permit.

         2. THREE SYNCHRONIES POLICY. Article 26 of the EPL, defines the Three Synchronies Policy as the installation of pollution prevention and control facilities in a construction project to be undertaken concurrently with the main construction phase. The pollution prevention and control facilities are to be installed and commissioned only after they are inspected and approved by the Environmental Protection Bureau (EPB).

         3. PERMITTING REQUIREMENTS. Pollution discharges in China are subject to registration and permitting requirements. The EPL defines requirements for pollution discharge registration and permits. Pollution discharges must be registered with the relevant environmental authority. A pollution discharge permit is issued after registration. The Management Regulation on the Registration of Discharged Pollutants, issued by the State Environmental Protection Administration (SEPA), effective Oct. 1, 1992, details requirements for pollution discharge registration. At the state level, the Department of Pollution Control under SEPA implements pollution discharge registration and permitting policies. Pollution control departments under local EPBs are in charge of the registration procedures and issue a pollution discharge permit.

         4. REPORTING REQUIREMENTS. According to Article 31 of the EPL, any organization that causes or has a potential to cause an accident resulting in environmental pollution must promptly take measures to prevent and control the pollution hazard and notify the relevant authority. In addition, enterprises and institutions that have a greater likelihood to cause severe pollution accidents must adopt effective pollution prevention measures.

         ENVIRONMENTAL POLLUTION LAW AND REGULATION. Environmental pollution prevention and control measures in China apply to various environmental media, including water, water supply, wastewater discharge, air emissions, hazardous waste management, noise, and soil and groundwater. In November 2004, the management rules regarding environmental pollution prevention facilities operation permit was enacted and it set forth the requirements for getting a permit and how the facilities must be operated.

         The following is a summary of environmental pollution laws and regulations regarding water, water supply and waste water discharge in China:

         WATER. Three laws apply to the water sector:

         1. The Water Resources Law emphasizes the uniform management of river basins and the macro-management of water distribution and consumption. In addition, the law identifies a water quality management system.

         2. The 1984 Water Pollution Prevention and Control Law (WPL) applies to discharges to rivers, lakes, canals, reservoirs, and groundwater. The WPL contains sections pertaining to water quality and discharge standards, pollution prevention, surface water, and groundwater. Amendments in 1996 introduced further controls on river basins, including requirements for cities and towns to establish central sewage treatment plants and to set treatment fees, mass-loading controls, provisions for strengthening the supervision and management of water pollution, and non-point-source pollution controls.

         3. The Implementation Regulation of Water Pollution Prevention and Control Law was enacted on March 20, 2000. This law regulates the supervision and management of surface and ground water pollution, prevention, and control measures.

         WATER SUPPLY. In urban areas, water is usually supplied by the municipal water utility companies, which are responsible for ensuring that water quality complies with the National Drinking Water Standard (GB5749-85). A groundwater abstraction permit is required if any company intends to use groundwater directly. In Northern China, however, the use of groundwater is strictly controlled because of significant water shortages and ground settlement issues. Users must apply to provincial or higher level administrative committees for a groundwater abstraction permit.

         WASTEWATER DISCHARGE. Two types of wastewater discharge systems are defined in China: (1) polluted wastewater discharges (typically industrial and domestic wastewater) and (2) non-polluted wastewater discharges (for example, storm water). Separate drainage systems for polluted and non-polluted discharges are required for a facility in which a municipal sewer system is available.

         ENVIRONMENTAL ENFORCEMENT

         In China, methods of enforcing environmental legislation include discharge fees, surcharge fees, fines, and administrative sanctions. Pollutant discharge activity is subject to a discharge permit, which must be registered and obtained before the pollutants are generated.

         In major pollution control areas, such as Shanghai and Beijing, mass-loading targets are established and allocated to major emission facilities by the local EPB. In some pilot locations, emission quotas can be traded among facilities.

         In areas with significant pollution problems, such as those impacted by sulfur dioxide emissions, acid rain, and water quality deterioration, specific discharge limitations are adopted to prevent further degradation.

         There are specific items within the Constitution of the People's Republic of China and the PRC Criminal Law to strengthen the enforcement of environmental legislation by disciplinary sanction, civil liability, and even criminal liability. Disciplinary sanctions may come in the form of a warning, a fine, a requirement to install environmental protection equipment, or a requirement to cease operations. Criminal liability can also be passed on to the legal representative of an enterprise if the polluting activity caused severe damage to property, health, or interests of the state or its citizens. In these cases, the individual deemed responsible may be prosecuted. Civil liability also exists and is aimed at activities that may result in civil disputes. Generally, the dispute may be settled through financial compensation by the facility that caused the damage.

FACILITIES

         We lease many of our facilities, consisting principally of administration, operations, research and development, finance and sales offices.

         Our principal executive offices consist of 400 square meters of office space that we lease and which are located at the Floor 5, Guowei Building, 73 Xianlie Middle Road, Guangzhou, Guangdong, China. We lease this space pursuant to a one year lease at a rate of rmb 240,000 per year. We believe that our offices in China provide sufficient service capacity for the foreseeable future.

LITIGATION

         There are no pending legal proceedings to which we or our properties are subject.

                                   MANAGEMENT

         Set forth below are our executive officers and directors.

      NAME             AGE                       POSITION
---------------        ---       -----------------------------------------------

Chong Liang Pu         46        Chief Executive Officer, President and Director
Ren Cai  Ding          46        Chief Financial Officer
Jia He  Li             62        Chief Operating Officer
Shi Rong Jiang         30        Director
Lin Hong Ye            62        Director

         Mr. Pu has served as our chief executive officer, president and a director since October 2004. Mr. Pu founded Evergreen and has acted as its chairman and president since April 2004. From May 1999 until April 2004, Mr. Pu was the chief executive officer and general manager of Guang Dong Xin Xing Mei Biology Company Limited, a majority-owned subsidiary of Evergreen.

         Mr. Ding has served as our chief financial officer since October 2004. >From December 2003 until October 2004, Mr. Ding served as the chief financial officer and financial manager of Guang Dong Xin Xing Mei Biology Company Limited, a majority-owned subsidiary of Evergreen. From January 2000 until December 2003, Mr. Ding was a financial manager of Guangzhou Yitao Group Co., Ltd., a real estate development company in the PRC. In 1999, Mr. Ding was the chief financial officer and head of the auditing department of Shenzhen Wei Ang Appliance Development Co., Ltd., a household appliance manufacturer in the PRC.

         Mr. Li has served as our chief operating officer since October 2004. Immediately prior to joining our company, Mr. Li was the assistant to the general manager of Evergreen and the deputy general manager of Guang Dong Xin Xing Mei Biology Company Limited, a majority-owned subsidiary of Evergreen. From March 2003 until April 2004, Mr. Li was the deputy general manager of Baijitan Hot Spring Co., Ltd., a hotel resort and spa operator in the PRC. From 1999 until March 2003, Mr. Li was a freelance project promoter, developer and designer for various development projects in the PRC.

         Ms. Jiang has served as member of our board of directors since October 2004. Between June 2002 and October 2004, Ms. Jiang served as the assistant to the president of Guangdong Xinsheng Environmental Investment Group Limited. From May 1999 to June 2002, Ms. Jiang was assistant to the general manager of Guangdong Xinxingmei Environment Protection Company, a majority-owned subsidiary of Evergreen.

         Mr. Ye has served as member of our board of directors since October 2004. Between May 2000 and October 2004, Mr. Ye served as the vice president of the Guangdong Branch of the Chinese Academy of Sciences.

AUDIT COMMITTEE FINANCIAL EXPERT

         We do not have an audit committee nor do we have a financial expert associated with an audit committee.

CODE OF ETHICS

         We have adopted a code of ethics that applies to the principal executive officer and principal financial and accounting officer. We will provide to any person without charge, upon request, a copy of our code of ethics. Requests may be directed to our principal executive offices at Floor 5, Guowei Building, 73 Xianlie Middle Road, Guangzhou, Guangdong, China.

EXECUTIVE COMPENSATION.

         CASH COMPENSATION OF EXECUTIVE OFFICERS. The following table sets forth the cash compensation paid by the company to its chief executive officer for services rendered during the fiscal years ended December 31, 2004 and 2003.

                                      ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                            ---------------------------------------   ----------------------------
                                                                      RESTRICTED    COMMON SHARES
    NAME AND POSITION        YEAR    SALARY   BONUS    OTHER ANNUAL      STOCK       UNDERLYING        ALL OTHER
                                                       COMPENSATION   AWARDS ($)   OPTIONS GRANTED   COMPENSATION
                                                                                     (# SHARES)
-------------------------------------------------------------------------------------------------------------------

Chong Liang Pu,              2004   $24,000    -0-         -0-             -0-           -0-              -0-
   Chief Executive Officer   2003   $24,000    -0-         -0-             -0-           -0-              -0-


         COMPENSATION OF DIRECTORS. Members of our board of directors do not receive cash compensation for their services as directors, although some
Directors are reimbursed for reasonable expenses incurred in attending board or committee meetings. In the future, we may have to consider compensating any outside directors that become members of our board of directors.

EQUITY COMPENSATION PLANS

         The following table sets forth certain information as of December 31, 2004 concerning our equity compensation plans:

                                   Number of Common
                               Shares to Be Issued Upon          Weighted- Average              Number of Common
                                Exercise of Outstanding          Exercise Price of              Shares Remaining
      Plan Category                     Options                 Outstanding Options          Available for Issuance
--------------------------     --------------------------     -------------------------     ------------------------

                                                       None


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         We paid a deposit of $543,478 to Bei Jing Zhao Cheng Chuang Zhan Investment Company Limited, in which Mr. Pu has equity interests, for acquisition of property, plant and equipment during the year.

         We hold the exclusive rights to use MHA biological treatment processes technologies and GM Bio-carriers. Both are the subject of patents owned by our Chairman, Mr. Pu, and we have acquired the exclusive rights pursuant to a license agreement with Mr. Pu.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

         The Nevada General Corporation Law provides that corporations may include a provision in their certificate of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that directors are not liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Nevada law. In addition to the foregoing, our bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide such indemnification to each of our directors.

         The above provisions in our certificate of incorporation and bylaws and in the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                             PRINCIPAL STOCKHOLDERS


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock as of October 14, 2005 by
(i) each person who is known by us to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group. Except as otherwise stated, the mailing address for each person identified below is Floor 5, Guowei Building, 73 Xianlie Middle Road, Guangzhou, Guangdong, 510095, China.

NAME                                   NUMBER OF SHARES        PERCENTAGE OWNED
                                      ------------------      ------------------

Chong Liang  Pu                           57,489,750                42.30%
Shi Rong Jiang                             5,101,000                 3.75%
Jia He Li                                    -0-                      0%
Lin Hong Ye                                  -0-                      0%
Ren Cai Ding                                 -0-                      0%
Vision Opportunity Fund Ltd.              27,000,000                17.30%
Gao Yongping                              10,145,250                 7.46%

         This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 135,903,701 shares of common stock outstanding as of October 14, 2005.

         The common shares beneficially owned by Vision Opportunity Fund Ltd. include (i) 6,800,000 common shares, (ii) 6,800,000 common shares issuable upon exercise of outstanding warrants, (iii) 6,700,000 common shares issuable upon exercise of a green shoe option, and (iv) 6,700,000 common shares issuable upon exercise of warrants made part of the green shoe option. The shares underlying the green shoe option may only be exercised upon 61 days' prior written notice in the event such exercise would cause the selling shareholder to exceed 9.99% beneficial ownership of our common shares. The address for Vision Opportunity Fund Ltd. is 954 3rd Avenue, Suite 402, New York, New York.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 200,000,000 shares of common stock, of which, as of the date of this prospectus, 135,903,701 shares were issued and outstanding and held by approximately 136 recordholders. As of the date of this prospectus, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of common stock, except as set forth below.

         Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the certificate of incorporation, and certain mergers and reorganizations), in which cases Nevada law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

WARRANTS

         We have issued warrants to purchase shares of our common stock to investors and investment bankers in several investment transactions in the past. As of the date of this prospectus, we have issued warrants that entitle the holders to purchase an aggregate of 56,428,000 shares of common stock.

DIVIDENDS

         We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

                                     EXPERTS

         PKF, Hong Kong, registered public accountants, have audited, as set forth in their report appearing elsewhere in this prospectus, our financial statements for the years ended December 31, 2004 and 2003. We have included our financial statements in the prospectus in reliance on PKF, Hong Kong's report, given on their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information filed pursuant to the Securities Exchange Act of 1934 may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

         We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC's Web site or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.

                                           INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm................................................................F-1

Consolidated Balance Sheets at December 31, 2004 and 2003.......................................................F-2

Consolidated Statements of Operations for the years ended December 31, 2004 and 2003............................F-3

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2004 and 2003................................................................................F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003............................F-5

Notes to Consolidated Financial Statements......................................................................F-6



Unaudited Condensed Consolidated Balance Sheet at June 30, 2005................................................F-28

Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2005 and 2004..................................................................F-29

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2005 and 2004.................................................................................F-30

Notes to Unaudited Condensed Consolidated Financial Statements.................................................F-31


                                                       -36-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of China Evergreen Environmental Corp.


We have audited the accompanying consolidated balance sheets of China Evergreen Environmental Corp. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


/s/ PKF

Certified Public Accountants
Hong Kong
March 11, 2005, except for note 34 as to which the date is April 15, 2005

                                      CHINA EVERGREEN ENVIRONMENTAL CORP.

                                          CONSOLIDATED BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD
ASSETS

Current assets

    Cash and cash equivalents                                                           336,079              54,556
    Inventories, net (Note 9)                                                                 -              12,559
    Accounts receivable (Note 10)                                                     9,462,999              84,359
    Prepayment, deposits and other receivables (Note 11)                                777,365           1,183,354
    Amounts due from related companies (Note 12)                                      3,158,328             703,103
    Amounts due from directors (Note 13)                                                 26,794                   -
    Amount due from an associate (Note 14)                                            1,744,775           3,588,453
    Other investment (Note 15)                                                                -              28,454
    Deferred tax assets (Note 28)                                                       199,981             197,395
                                                                                ----------------    ----------------

Total current assets                                                                 15,706,321           5,852,233

Infrastructure assets, net (Note 5)                                                   3,305,089             983,895
Property, plant and equipment, net (Note 6)                                             330,865             361,332
Convertible note receivable (Notes 7 and 20)                                          1,366,997                   -
Construction-in-progress                                                                      -               6,869
Deposits paid for acquisition of property, plant and equipment (Note 32)                543,478           2,619,566
Interests in an associate (Note 8)                                                      345,363             253,623
                                                                                ----------------    ----------------

Total assets                                                                         21,598,113          10,077,518
                                                                                ================    ================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

    Unsecured loan (Note 16)                                                            229,468           1,386,715
    Other borrowing (Note 17)                                                            24,155              24,155
    Accounts payable                                                                  8,755,148           1,811,010
    Accrued liabilities (Note 18)                                                       526,068           1,026,060
    Amounts due to directors (Note 13)                                                  606,645             740,460
    Amounts due to related companies (Note 19)                                        2,864,506             910,723
    Deposit received for disposal of a subsidiary (Note 20)                             350,514                   -
    Income tax payable                                                                  626,249             118,816
                                                                                ----------------    ----------------

Total liabilities                                                                    13,982,753           6,017,939
                                                                                ----------------    ----------------

Minority interests (Note 21)                                                            159,642             449,515
                                                                                ----------------    ----------------

Stockholders' equity

    Common stock, USD0.001 par value, 200,000,000 shares
      authorized; 99,999,997 shares issued and outstanding at
      December 31, 2004; 29,059,007 shares issued and outstanding
      at December 31, 2003 (Note 23)                                                     83,800           3,792,391
    Additional paid-in capital (Note 24)                                              3,857,296                   -
    Retained earnings/(accumulated deficit)                                           3,514,622            (182,327)
                                                                                ----------------    ----------------

Total stockholders' equity                                                            7,455,718           3,610,064
                                                                                ----------------    ----------------

Total liabilities and stockholders' equity                                           21,598,113          10,077,518
                                                                                ================    ================

                          see accompanying notes to consolidated financial statements


                                                          F-2


                                      CHINA EVERGREEN ENVIRONMENTAL CORP.

                                     CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                      YEAR ENDED DECEMBER 31,
                                                                                ------------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

Revenue (Note 30)                                                                     9,366,513           2,889,094

Cost of revenue                                                                      (6,025,435)         (1,828,801)
                                                                                ----------------    ----------------

Gross profit                                                                          3,341,078           1,060,293

Depreciation and amortization                                                           (66,413)            (17,941)

General and administrative expenses                                                  (1,328,756)           (337,472)
                                                                                ----------------    ----------------

Income from operations                                                                1,945,909             704,880

Other income (Note 25)                                                                   19,295               9,240

Interest expense (Note 26)                                                               (2,420)            (28,590)

Share of results in an associate - XL                                                    91,740                   -

Gain on disposal of interest in a subsidiary - XY (Note 27)                           2,029,720                   -

Impairment loss on other investment                                                           -            (370,097)
                                                                                ----------------    ----------------

Income before income tax                                                              4,084,244             315,433

Income tax expense (Note 28)                                                           (467,911)           (104,093)

Minority interests (Note 21)                                                             80,616             (42,993)
                                                                                ----------------    ----------------

Net income                                                                            3,696,949             168,347
                                                                                ================    ================

Basic net income per share (Note 22)                                                      0.043               0.002
                                                                                ================    ================



                          see accompanying notes to consolidated financial statements


                                                     F-3



                                      CHINA EVERGREEN ENVIRONMENTAL CORP.

                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                    COMMON STOCK
                                            --------------------------    ADDITIONAL                          TOTAL
                                                                            PAID-IN      ACCUMULATED  STOCKHOLDERS'
                                                 NO. OF        AMOUNT       CAPITAL         DEFICIT          EQUITY
                                                 SHARES           USD           USD             USD            USD

At January 1, 2003                                    -     1,292,391             -        (350,674)       941,717

Initial capital injection of XY and HY                -     2,500,000             -               -      2,500,000

Net income                                            -             -             -         168,347        168,347
                                            ------------  ------------  ------------  -------------- --------------

At December 31, 2003                                  -     3,792,391             -        (182,327)     3,610,064
                                            ============  ============  ============  ============== ==============

At January 1, 2004                                    -     3,792,391             -        (182,327)     3,610,064

At January 1, 2004 - CEEC share capital      29,059,007             -             -               -              -

Initial capital injection of BJHTSY                   -       217,392             -               -        217,392

Elimination of capital upon the
acquisition of XXM, XY, HY
  and BJHTSY by EGAG                                  -    (4,009,783)            -               -     (4,009,783)

Initial capital injection of EGAG
  (Notes 2(ii) and 23)                                -           300             -               -            300

Additional paid-in capital of EGAG
  (Note 24)                                           -             -     3,857,296               -      3,857,296

Issue of shares (Note 23)                     1,200,000             -             -               -              -

Cancellation of shares before reverse
  acquisition (Notes 2(ii) and 23)          (13,759,010)            -             -               -              -

Acquisition of EGAG (Notes 2(ii) and 23)     83,500,000        83,500             -               -         83,500

Net income                                            -             -             -       3,696,949      3,696,949
                                            ------------  ------------  ------------  -------------- --------------

At December 31, 2004                         99,999,997        83,800     3,857,296       3,514,622      7,455,718
                                            ============  ============  ============  ============== ==============


                          see accompanying notes to consolidated financial statements


                                                     F-4



                                      CHINA EVERGREEN ENVIRONMENTAL CORP.

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    --------------------------------
                                                                                             2004              2003
                                                                                              USD               USD

Cash flows from operating activities :

Net income                                                                              3,696,949           168,347
Adjustments to reconcile net income to net cash
  provided by operating activities :
    Depreciation and amortization                                                          66,413            17,941
    Impairment loss on other investment                                                         -           370,097
    Provision of inventories                                                               12,559                 -
    Increase in deferred tax assets                                                       (42,644)          (14,723)
    (Decrease)/increase in minority interests                                             (56,462)          320,771
    Gain on disposal of interest in a subsidiary - XY (Note 27)                        (2,029,720)                -
    Share of results in an associate - XL                                                 (91,740)                -
Changes in operating assets and liabilities :
    Decrease in inventories                                                                     -               239
    Increase in accounts receivable                                                    (7,422,118)          (23,992)
    Decrease/(increase) in prepayment, deposits and other receivables                     298,576        (1,055,993)
    Decrease/(increase) in amounts due from related companies                           1,012,593          (838,692)
    (Increase)/decrease in amounts due from directors                                    (722,263)        1,104,381
    Increase in accounts payable                                                        6,944,138         1,807,138
    (Decrease)/increase in accrued liabilities                                           (533,723)           49,301
    Increase in amounts due to directors                                                  561,655             7,246
    Increase in income tax payable                                                        507,433           118,816
                                                                                    --------------    --------------

    Net cash provided by operating activities                                           2,201,646         2,030,877
                                                                                    --------------    --------------

Cash flows from investing activities :
    Deposit paid for acquisition of property, plant and equipment                        (543,478)       (2,619,566)
    Cash inflow arising from disposal of interest in a
      subsidiary - XY (Note 33(iii))                                                    2,168,806                 -
    Acquisition of property, plant and equipment                                           (4,691)          (23,817)
    Acquisition of infrastructure assets                                               (2,405,113)         (433,170)
    Construction-in-progress                                                                    -            (6,869)
    Decrease in amount due from an associate                                              (55,682)       (3,069,129)
    Acquisition of XXM, XY, HY and BJHTSY                                              (4,009,783)                -
                                                                                    --------------    --------------

    Net cash used in investing activities                                              (4,849,941)       (6,152,551)
                                                                                    --------------    --------------

Cash flows from financing activities :
    New unsecured loans                                                                         -         1,386,715
    Repayment of unsecured loans                                                       (1,157,247)                -
    Initial capital injection of HY and XY                                                      -         2,500,000
    Initial capital injection of EGAG                                                         300                 -
    Paid-in capital of EGAG (Note 24)                                                   4,086,765                 -
    Decrease in amount due to a related company                                                 -          (185,798)
                                                                                    --------------    --------------

    Net cash provided by financing activities                                           2,929,818         3,700,917
                                                                                    --------------    --------------

Net increase/(decrease) in cash and cash equivalents                                      281,523          (420,757)

Cash and cash equivalents, beginning of year                                               54,556           475,313
                                                                                    --------------    --------------

Cash and cash equivalents, end of year                                                    336,079            54,556
                                                                                    ==============    ==============


                          see accompanying notes to consolidated financial statements

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       CHANGE OF COMPANY NAME

         The Company was incorporated in the State of Nevada on September 10, 1996.

         Following a reverse takeover transaction as detailed in note 2(ii), the Company has ended its development stage and is now engaging in the provision of the business as set out in note 3.

         On November 12, 2004, the name of the Company was changed from Discovery Investment Inc. to China Evergreen Environmental Corp. ("CEEC"), with all the required filings submitted to the United States Securities and Exchange Commission.


2.       BASIS OF PRESENTATION

         (i) The accompanying consolidated financial statements of CEEC and its subsidiaries (the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America. All significant intercompany transactions and balances have been eliminated in consolidation.

         (ii) On October 15, 2004, CEEC completed a share exchange with the stakeholders of Evergreen Asset Group Limited ("EGAG") which was incorporated in the British Virgin Islands on April 20, 2004 under the International Business Companies Act, British Virgin Islands (the "Exchange") (Details of the group reorganization of EGAG was set out in note 2(iii)). Before the Exchange, CEEC caused its stakeholders to cancel and return to treasury, for no consideration, 13,759,010 outstanding shares of common stock. In the Exchange, CEEC acquired 300 shares representing all the issued and outstanding common stock of EGAG from the stakeholders of EGAG (the "Shareholders") in exchange for the issuance of 83,500,000 shares of common stock of CEEC to the Shareholders.

                  The Exchange resulted in a change of control of CEEC. Upon completion of the Exchange, CEEC has a total of 99,999,997 shares issued and outstanding, of which 83,500,000 or 83.5% are owned by the Shareholders. As the Exchange resulted in the former stakeholders of EGAG owning greater than 50% of the common stock of CEEC, the Exchange has been treated as a reverse takeover with EGAG as the accounting acquirer (legal subsidiary) and CEEC as the accounting acquiree (legal parent).

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.       BASIS OF PRESENTATION (CONT'D)

                  Accordingly, the purchase method under reverse takeover accounting has been applied except that no goodwill is recorded on the consolidated balance sheet, as such :

                  (a) The consolidated financial statements are issued under the name of the legal parent, CEEC, but are a continuation of the financial statements of EGAG. The comparative figures are those of EGAG.

                  (b) EGAG is deemed to be the acquirer for accounting purposes and as such, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

                  (c) The common stock and accumulated deficit of CEEC up to the date of the Exchange are eliminated.

                  (d) The capital structure of the Company is that of CEEC, but the dollar amount of the issued share capital in the consolidated balance sheet is that of EGAG immediately prior to the Exchange plus the value of shares issued by CEEC to acquire EGAG.

                  (e) The value of shares issued by CEEC is determined to be their par value as CEEC had net liabilities at the date of the Exchange.

                  (f) The par value of CEEC common stock and the net liabilities of CEEC at the date of the Exchange are written off to the consolidated statement of operations.

         (iii) Pursuant to a group reorganization (the "Reorganization") which was completed in July 2004, EGAG became the holding company of the commonly controlled entities by the acquisition of 90% equity interests in each of Guang Dong Xin Xing Mei Biology Company Limited ("XXM"), Xian Yang Bai Sheng Water Purifying Company Limited ("XY"), Hai Yang City Sheng Shi Environment Protection Company Limited ("HY") and Bei Jing Hao Tai Shi Yuan Water Purifying Company Limited ("BJHTSY") for cash consideration of RMB12,601,000, RMB18,000,000, RMB2,700,000 and RMB1,800,000 respectively, all of which are domestic incorporated companies established in the People's Republic of China (the "PRC") with limited liability, the particulars of which are set out below :-

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.       BASIS OF PRESENTATION (CONT'D)

                                                            DATE OF            ATTRIBUTABLE EQUITY       REGISTERED
                  NAME OF COMPANY                           ESTABLISHMENT          INTEREST %               CAPITAL
                                                                              ----------------------
                                                                              DIRECT    INDIRECT                RMB

                  Guang Dong Xin Xing Mei Biology           May 18, 1999      90        -                11,890,000
                    Company Limited ("XXM")

                  Tian Jin Shi Sheng Water Treatment        November, 19      -         81                2,000,000
                    Company Limited ("TJ")                    2002

                  Xian Yang Bai Sheng Water                 May 19, 2003      90        -                20,000,000
                    Purifying Company Limited ("XY")

                  Hai Yang City Sheng Shi Environment       July 30, 2003     90        -                 3,000,000
                    Protection Company Limited ("HY")

                  Bei Jing Hao Tai Shi Yuan Water           May 26, 2004      90        -                 2,000,000
                    Purifying Company Limited
                    ("BJHTSY")


3.       DESCRIPTION OF BUSINESS

         The principal activities of the Group are the research and development of waste water, garbage treatment and aqueous purifying techniques, investment and construction of waste water treatment plant and sales of environment protection related products.


4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting years. Although management believes that the estimates and assumptions used in preparing the accompanying consolidated financial statements and related notes are reasonable in light of known facts and circumstances, actual results could differ from those estimates.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         CASH AND CASH EQUIVALENTS

         Cash equivalents are highly liquid investments and have maturities of three months or less at the date of purchase.

         INVENTORIES

         Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out method.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost less accumulated depreciation and amortization and impairment loss. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives :-

         Office equipment                                     5 years
         Furniture and fixtures                               5 years
         Tools and equipment                                  5 years
         Motor vehicles                                       10 years
         Waste water treatment plant                          20 years

         INFRASTRUCTURE ASSETS

         Infrastructure assets represents the cost of construction of the waste water treatment plants under the Build-Operate-Transfer ("BOT") agreements with the PRC government. The cost includes development and construction expenditure incurred and other direct costs attributable to the development. No depreciation and amortization is provided in respect of infrastructure assets until such time as the relevant assets are completed and put into operational use. On completion, depreciation and amortization are provided using the straight-line method over the operation periods.

         IMPAIRMENT OF ASSETS

         The Group's policy is to periodically review and evaluate whether there has been a permanent impairment in the value of long-lived assets. Factors considered in the evaluation include current operating results, trends and anticipated undiscounted future cash flows. An impairment loss is recognized to the extent that the sum of undiscounted estimated future cash flows that is expected to result from the use of the asset, or other measure of fair value, is less than the carrying value.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         ASSOCIATE

         An associate is one, not being a subsidiary or a joint venture, in which the Company is in a position to exercise significant influence, including participation in financial and operating policy decisions. Details of the associate are set out in note 8 to the consolidated financial statements.

         Interests in an associate is stated in the consolidated balance sheet at the Group's share of the net assets under the equity method of accounting, as reduced by any identified impairment loss. The results of the associate are included in the consolidated income statement to the extent of post-acquisition results attributable to the Group.

         OTHER INVESTMENT

         Other investment includes equity investment in a private company and is carried at fair value. Unless there has been a permanent impairment to the value of the investment, the change in fair value is reported as a separate component of other comprehensive income or loss. Permanent impairment to the value of the investment is recognized in the consolidated statements of operations.

         RESEARCH AND DEVELOPMENT COSTS

         Research and development costs comprise all cost which are directly attributable to research and development activities or which can be allocated on a reasonable basis to such activities. As no research and development costs satisfy the criteria for the recognition of such costs as an asset during the year, such costs are therefore recognized as an expense in the period in which they are incurred.

         CONCENTRATION OF CREDIT RISK

         Concentration of credit risk is limited to accounts receivable and is subject to the financial conditions of a major customer which is stated in note 30 to the consolidated financial statements. The Group does not require collateral or other security to support client's receivables. The Group conducts periodic reviews of its clients' financial condition and customer payment practices to minimize collection risk on accounts receivable.

         FINANCIAL INSTRUMENTS

         The carrying amounts of all financial instruments approximate fair value. The carrying amounts of cash, accounts receivable, related parties receivable, unsecured loans, accounts payable and related parties payable approximate fair value due to the short-term nature of these items. The carrying amounts of borrowings approximate the fair value based on the Group's expected borrowing rate for debt with similar remaining maturities and comparable risk.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         REVENUE RECOGNITION

         Revenue from fixed price long-term contracts is recognized on the percentage of completion method for individual contracts. Revenues are recognized in the ratio that costs incurred bear to total estimated contract costs. The use of the percentage of completion method of revenue recognition requires estimates of percentage of project completion. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income in the period in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses are determinable. In instances when the work performed on fixed price agreements is of relatively short duration, we use the completed contract method of accounting whereby revenue is recognized when the work is completed.

         Revenue arising from waste water treatment is recognized based on waste water treated as recorded by meters read during the year.

         COST OF REVENUES

         Cost of revenues comprises labor and other cost of personnel directly engaged in providing the services, subcontracting and attributable overhead costs. Cost of revenues does not include any allocation of depreciation or amortization expense.

         INCOME TAXES

         The Group utilizes the asset and liability method of accounting for income taxes whereby deferred taxes are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

         The Group uses China Renminbi ("RMB") as the functional currency, which is not freely convertible into foreign currencies. Transactions denominated in currencies other than RMB are translated into RMB at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People's Bank of China ("the PBOC"). Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange quoted by the PBOC prevailing at the balance sheet date. Exchange gains or losses arising from changes in exchange rates subsequent to the transactions dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS (CONT'D)

         For financial reporting purposes, RMB has been translated into USD as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders' equity as "Accumulated other comprehensive income - foreign currency translation adjustments". Gains and losses resulting from foreign currency transactions are included in other comprehensive income/(loss). Foreign currency translation adjustment was not material.

         During 2004 and 2003, there have been no significant change in exchange rates. Accordingly, there are no changes in other comprehensive income/(loss).

         INCOME PER SHARE

         Basic income per share is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year. Diluted income per share is computed by dividing the net income for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, unvested restricted common stock and contingently issuable shares that are probable of being issued, are included in diluted income per share to the extent such shares are dilutive. In accordance with SFAS 128, "Earnings Per Share", the Company uses income from continuing operations, net of income taxes as the "control number" in determining whether common equivalent shares are dilutive or anti-dilutive in periods where discontinued operations are reported.

         NEW ACCOUNTING PRONOUNCEMENTS

         (i) The Statement of Financial Accounting Standards No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") was issued in May 2003. This statement affects the classification, measurement and disclosure requirements of the following three types of freestanding financial instruments :-

                  1) mandatory redeemable shares, which the issuing company is obligated to buy back with cash or other assets;

                  2) instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, which include put options and forward purchase contracts; and

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         NEW ACCOUNTING PRONOUNCEMENTS (CONT'D)

                  3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

                  In general, SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement had no impact on the Group's results of operations or financial position.

         (ii) Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003.

                  In December 2003, the Financial Accounting Standards Board ("FASB") completed deliberations on proposed modifications to FIN 46 and re-issued FIN 46 ("Revised Interpretation") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003 but prior to January 1, 2004 may be accounted for either based on the original interpretation or the Revised Interpretation. The adoption of these interpretations had no impact on the Group's results of operation or financial position.

         (iii) SFAS 132 (revised 2003), "Employer's Disclosure about Pensions and Other Post-Retirement Benefits" was issued in December 2003. SFAS 132 (revised) revised employer's disclosure about pension plans and other post-retirement benefit plans. SFAS 132 (revised) requires additional disclosures in annual financial statements about the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The annual disclosure requirements are effective for fiscal years ended after December 15, 2003. SFAS 132 (revised) also requires interim disclosure of the elements of net periodic benefit cost and the total amount of contributions paid or expected to be paid during the current fiscal year if significantly different from amounts previously disclosed. The interim disclosure requirements of SFAS 132 (revised) are effective for interim periods beginning after December 15, 2003. The adoption of this statement had no impact on the Group's results of operation or financial position.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         NEW ACCOUNTING PRONOUNCEMENTS (CONT'D)

                  The details of the Group's pension plans are disclosed in note 29 to the consolidated financial statements

         (iv) In November 2004, the FASB issued SFAS No. 151 "Inventory costs - an amendment of ARB No. 43, Chapter 4". SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. SFAS No. 151 is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. The adoption of this standard has no impact on the Company's results of operations or financial position.

         (v) In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This Standard addresses the accounting for transactions in which a company receives employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. This Standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be accounted for using a fair-value-based method. The Standard is effective for periods beginning after June 15, 2005. The Group is currently assessing the impact of this Standard on its results of operations and financial position.


5.       INFRASTRUCTURE ASSETS, NET

         Infrastructure assets, net represented the construction costs of three waste water treatment plants in the PRC under the BOT agreements as follows :-

                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD
          Construction costs :-

          Infrastructure assets of TJ                                                   983,895             983,895
          Infrastructure assets of HY                                                 1,951,566                   -
          Infrastructure assets of BJHTSY                                               418,823                   -
                                                                                 ---------------    ----------------

          Total                                                                       3,354,284             983,895

          Less : Accumulated amortization                                               (49,195)                  -
                                                                                 ---------------    ----------------

          Infrastructure assets, net                                                  3,305,089             983,895
                                                                                 ===============    ================


         Amortization expenses for 2004 and 2003 amounted to USD49,195 and USDNil respectively.

                                      F-14




                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6.       PROPERTY, PLANT AND EQUIPMENT, NET

         Property, plant and equipment, net consisted of the following :-


                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Purchase cost :-

          Office equipment                                                                    -               6,356
          Furniture and fixtures                                                          6,063              11,063
          Tools and equipment                                                            25,270              20,539
          Motor vehicles                                                                121,739             133,318
          Waste water treatment plant                                                   235,053             231,946
                                                                                 ---------------    ----------------

          Total                                                                         388,125             403,222

          Less : Accumulated depreciation and amortization                              (57,260)            (41,890)
                                                                                 ---------------    ----------------

          Property, plant and equipment, net                                            330,865             361,332
                                                                                 ===============    ================

         Depreciation and amortization expenses for 2004 and 2003 amounted to USD17,218 and USD17,941 respectively.

         There was no impairment loss for 2004 and 2003.


7.       CONVERTIBLE NOTE RECEIVABLE
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Convertible note - Note 20                                                  1,366,997                   -
                                                                                 ===============    ================

                                      F-15



                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



8.       INTERESTS IN AN ASSOCIATE
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Share of net assets                                                           345,363             253,623
                                                                                 ===============    ================

         (a) Details of the associate as of December 31, 2004 are as follows :-

                                                                                                         PERCENTAGE
                                                                                                          OF EQUITY
                   NAME OF ASSOCIATE                                                                        HOLDING

                   Xin Le Sheng Mei Water Purifying Company Limited                                             35%

         (b) Information extracted from the audited financial statements of the associate for the years ended December 31, 2004 and 2003 is as follows :-

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD
                   (i) Statements of operations

                              Turnover                                                1,149,275                   -
                                                                                 ===============    ================

                              Net profit/(loss)                                         452,007             (74,785)
                                                                                 ===============    ================

                                      F-16



                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD
                   (ii)    Balance sheet

                              Infrastructure assets                                   4,412,073           4,592,842
                              Property plant and equipment, net                               -              25,586
                              Cash and cash equivalents                                     591              21,104
                              Inventories                                                37,418              30,117
                              Prepayment, deposits and other receivables              1,576,542             551,488
                              Deferred tax assets                                        32,211                   -
                              Other investment                                                -              36,232
                              Accounts payable                                         (630,808)           (324,119)
                              Amount due to XXM                                      (3,586,400)         (3,519,575)
                              Other current liabilities                                (745,238)           (769,292)
                                                                                 ---------------    ----------------

                              Net assets                                              1,096,389             644,383
                                                                                 ===============    ================


9.       INVENTORIES, NET
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Finished goods                                                                 12,559              12,559
          Less : Provision for obsolescence                                             (12,559)                  -
                                                                                 ---------------    ----------------

          Finished goods, net                                                                 -              12,559
                                                                                 ===============    ================


10.      ACCOUNTS RECEIVABLE
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Accounts receivable                                                         9,462,999              84,359
                                                                                 ===============    ================


         There was no allowance for doubtful amounts for the year ended December
         31, 2004 and 2003.

                                      F-17




                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



11.      PREPAYMENT, DEPOSITS AND OTHER RECEIVABLES
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Prepayment                                                                     47,186              37,403
          Deposits                                                                            -             670,048
          Other receivables                                                             730,179             475,903
                                                                                 ---------------    ----------------

                                                                                        777,365           1,183,354
                                                                                 ===============    ================


12.      AMOUNTS DUE FROM RELATED COMPANIES

         At December 31, 2004 and 2003, it mainly represents amount due from Guang Dong Xin Sheng Environmental Protection Company Limited in which Mr. Pu Chongliang ("Mr. Pu"), a director who is also a stockholder of the Company, is also a director and has equity interests.

         All amounts are interest-free, unsecured and repayable on demand.


13.      AMOUNTS DUE FROM/TO DIRECTORS

         The amounts are interest-free, unsecured and repayable on demand.


14.      AMOUNT DUE FROM AN ASSOCIATE

         The amount is interest-free, unsecured and repayable on demand.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



15.      OTHER INVESTMENT
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Unlisted equity, at cost                                                            -             398,551
                                                                                 ===============    ================

          Unlisted equity, at fair value                                                      -              28,454
                                                                                 ===============    ================

         The amount represents 55% equity interest in XL and was disposed to an independent third party, a wholly-owned subsidiary of China Silver
         Dragon Group Limited ("CSD"), a listed company in Hong Kong, in 2004.


16.      UNSECURED LOAN

         The amount represents a loan borrowed from a financial institution which is interest bearing at 6.6375% per annum, unsecured and repayable on demand.


17.      OTHER BORROWING

         The amount represents a loan borrowed from the government for research and development of the application of the waste water treatment system.
         The amount is interest-free, unsecured and repayable on demand.


18.      ACCRUED LIABILITIES

         At December 31, 2004 and 2003, accrued liabilities comprised of the following :-

                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Acquisition of property, plant and equipment                                        -             550,725
          Payroll                                                                         1,859                 529
          PRC tax                                                                       153,340             161,927
          Staff welfare                                                                  30,124              28,195
          Other payable                                                                 336,566             205,693
          Other accruals                                                                  4,179              78,991
                                                                                 ---------------    ----------------

          Total                                                                         526,068           1,026,060
                                                                                 ===============    ================

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



19.      AMOUNTS DUE TO RELATED COMPANIES

         At December 31, 2004 and 2003, it mainly represents amount due to Bei Jing Zhao Cheng Chuang Zhan Investment Company Limited ("BJZC") in which Mr. Pu has equity interests.

         All amounts are interest-free, unsecured and repayable on demand.


20.      DEPOSIT RECEIVED FOR DISPOSAL OF A SUBSIDIARY

         On December 17, 2003, XXM entered into two sale and purchase agreements with an independent third party, a wholly-owned subsidiary of CSD, a listed company in Hong Kong, in relation to the disposal of 55% equity interest in TJ and XL and the stockholder's loans at a consideration of USD350,514 and USD1,927,815 respectively. The total consideration of USD2,278,329 will be settled by cash of USD911,332 within one year and by issuing a convertible note of USD1,366,997.

         The convertible note bears interest at 6% per annum with maturity date of three years from the date of issuance and are repayable after three years from the date of issuance or convertible into shares of CSD at the conversion price of approximately USD 0.103 subject to adjustments as stipulated in the convertible note at any time after six months from the date of issuance.

         At December 31, 2004, the equity interest in XL were disposed to CSD while the procedure for disposal of stake in TJ could not be completed due to prohibition by the government of Tian Jin city, so the amount represented the outstanding deposit received for disposal of TJ.


21.      MINORITY INTERESTS
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          At January 1                                                                  449,515             128,744
          Minority interests in the consolidated
            statements of operations                                                    (80,616)             42,993
          Initial capital injection of XY and HY                                              -             277,778
          Initial capital injection of BJHTSY                                            24,154                   -
          Release on disposal of XY (Note 32(iii))                                     (233,411)                  -
                                                                                 ---------------    ----------------

          At December 31                                                                159,642             449,515
                                                                                 ===============    ================
                                      F-20




                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


22.      BASIC NET INCOME PER SHARE

         (i) The basic net income per share is calculated using the net income and the weighted average number of shares outstanding during the year.

                                                                                            YEAR ENDED DECEMBER 31,
                                                                              --------------------------------------
                                                                                          2004                 2003

                  Net income (USD)                                                   3,696,949              168,347
                                                                              =================    =================

                  Weighted average number of common
                    shares outstanding                                              86,970,079           83,500,000#
                                                                              =================    =================

                  Basic net income per share (USD)                                       0.043                0.002
                                                                              =================    =================

                  # The number represents the number of shares issued by CEEC for the Exchange.

         (ii) The diluted net income per share is not presented as there is no dilutive effect for years ended December 31, 2004 and 2003.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



23.      COMMON STOCK
                                                                                        NO. OF               AMOUNT
                                                                                        SHARES                  USD
         Authorized :-

             Common stock at USD0.001 par value
                 At January 1, 2004                                                100,000,000              100,000
                 Increase on November 12, 2004 - Note 23(i)                        100,000,000              100,000
                                                                              -----------------    -----------------

                 At December 31, 2004                                              200,000,000              200,000
                                                                              =================    =================

             Preferred stock at USD0.001 par value
                 Increase on November 12, 2004 and
                   at December 31, 2004 - Note 23(i)                                50,000,000               50,000
                                                                              =================    =================

         Issued and outstanding :-

             Common stock at USD0.001 par value
                 At January 1, 2004
                   CEEC share capital                                               29,059,007                    -
                 EGAG share capital                                                          -                  300
                 Shares issued                                                       1,200,000                    -
                 Shares cancelled before the Exchange                              (13,759,010)                   -
                 Shares issued for acquisition of EGAG (Note 2(ii))                 83,500,000               83,500
                                                                              -----------------    -----------------

                 At December 31, 2004                                               99,999,997               83,800
                                                                              =================    =================

         Note :

         (i) Pursuant to a board resolution passed on November 12, 2004, the authorized number of shares of common stock was increased from 100,000,000 to 200,000,000 and also 50,000,000 shares of preferred stock was authorized.


24.      ADDITIONAL PAID-IN CAPITAL

         The amount represents additional paid-in capital of USD4,086,765 paid by the stakeholders of EGAG upon the issue of 100 shares of EGAG and the merger difference of USD229,469 (equivalent to RMB1,900,000) arising from the Reorganization as set out in Note 2(iii).

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


25.      OTHER INCOME
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Bank interest income                                                            5,215               8,578
          Other income                                                                   14,080                 662
                                                                                 ---------------    ----------------

                                                                                         19,295               9,240
                                                                                 ===============    ================


26.      INTEREST EXPENSE
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD
          Interest on bank and other loans wholly
            repayable within one year                                                     2,420              28,590
                                                                                 ===============    ================


27.      GAIN ON DISPOSAL OF INTEREST IN A SUBSIDIARY - XY

         On October 5, 2004, EGAG entered into an agreement with True Global Limited, an independent third party, to dispose of its entire 90% direct interest in XY at a consideration of USD4,130,435.

         The gain represents the difference between the disposal proceeds and the Group's attributable share of net assets of XY at the date of disposal.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



28.      INCOME TAXES

         The income tax expense consisted of the following :-
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD
          Current tax :
              PRC                                                                      (510,555)           (118,816)

          Deferred tax :
              PRC                                                                        42,644              14,723
                                                                                 ---------------    ----------------

          Total income tax expense                                                     (467,911)           (104,093)
                                                                                 ===============    ================

         No provision for income tax has been made for the Company for the year due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations.

         The current tax for the year represents the provision for PRC enterprise income tax calculated at the standard income tax rate of 33% on the assessable profits of the PRC's subsidiaries and the standard withholding income tax rate of 10% on the assessable profits generated by EGAG, a company incorporated in the British Virgin Islands, in the PRC.

         Income tax expense can be reconciled with the amount computed by applying the statutory income tax rate to income before income tax as follows :-

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Income before income tax                                                    4,084,244             315,433
                                                                                 ===============    ================

          Expected income tax expense
            at PRC statutory income tax rate of 33%                                  (1,347,801)           (104,093)
          Income not taxable for tax purposes                                            36,305                   -
          Tax rate differential                                                       1,104,152                   -
          Valuation allowances                                                         (260,567)                  -
                                                                                 ---------------    ----------------

          Income tax expense                                                           (467,911)           (104,093)
                                                                                 ===============    ================

         The major components of deferred tax assets recognized in the consolidated balance sheets as of December 31, 2004 and 2003 were as follows :-

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


28.      INCOME TAXES (CONT'D)


                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD
          Expenses that are reported in financial statements prior
            to becoming deductible for tax purposes                                   1,251,825           1,083,570
          Revenue recognized for financial reporting purposes
            before being recognized for tax purposes                                 (1,051,844)           (886,175)
          Tax losses of CEEC and XXM                                                    264,201                   -
          Valuation allowances                                                         (264,201)                  -
                                                                                 ---------------    ----------------

                                                                                        199,981             197,395
                                                                                 ===============    ================

         At December 31, 2004, XXM had unutilized tax losses amounted to USD789,598 which can be carried forward five years from the year of loss with expiry in 2009. The net federal tax loss of CEEC will expire in 2020.

29.      PENSION PLANS

         As stipulated by the PRC government regulations, the Group is required to contribute to PRC insurance companies organized by the PRC government which are responsible for the payments of pension benefits to retired staff. The monthly contribution was equal to 12% of the salaries of the existing staff. The Group has no obligation for the payment of pension benefits beyond the annual contributions described above.

         Pension contributions for 2004 and 2003 amounted to USD13,981 and USD8,767 respectively.


30.      CONCENTRATION

         The Group's major customer is True Global Limited, an independent third party, which accounted for 97% of the Group's total revenue of 2004 in relation to the construction of the waste water treatment plant of XY.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



31.      COMMITMENTS

         Capital commitment

         At December 31, 2004, capital expenditure contracted for but not recognized in these financial statements was as follows :-

                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Capital expenditures                                                        3,103,042          26,207,729
                                                                                 ===============    ================


         The amount represents the unpaid amount of the total contract sum for constructing the waste water treatment plants in Bei Jing and Hai Yang cities under the BOT agreements and is expected to be paid as follows
         :-

                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          Within 2 years                                                              3,103,042          15,338,164
          After 2 years                                                                       -          10,869,565
                                                                                 ---------------    ----------------

                                                                                      3,103,042          26,207,729
                                                                                 ===============    ================

32.      RELATED PARTY TRANSACTIONS

         Apart from those as disclosed in notes 12 to 14 and 19, the Group paid deposit of USD543,478 to BJZC for acquisition of property, plant and equipment during the year.

                       CHINA EVERGREEN ENVIRONMENTAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



33.      SUPPLEMENTAL CASH FLOW INFORMATION
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                           2004                2003
                                                                                            USD                 USD

          (i)      Interest paid                                                          2,420              28,590

          (ii) Non-cash investing activities
                     Infrastructure assets (Note 5)                                     632,232             550,725
                     Convertible note receivable (Notes 7 and 20)                     1,366,997                   -
                                                                                 ===============    ================

         (iii)    During the year, the Group disposed of a subsidiary - XY. The fair value of the net assets disposed of was as follows :-
                                                                                                                USD

                   Cash and cash equivalents                                                                  5,107
                   Prepayment, deposits and other receivables                                               702,560
                   Deferred tax assets                                                                       40,058
                   Infrastructure assets, net                                                               666,956
                   Property, plant and equipment, net                                                        17,940
                   Deposits paid for acquisition of property,
                     plant and equipment                                                                  2,310,386
                   Accrued liabilities                                                                      (15,318)
                   Amount due to related company                                                         (1,393,563)
                   Minority interests                                                                      (233,411)
                                                                                                     ---------------

                                                                                                          2,100,715
                   Gain on disposal of interest in a subsidiary - XY                                      2,029,720
                                                                                                     ---------------

                                                                                                          4,130,435
                                                                                                     ===============

                   Satisfied by :-

                   Cash                                                                                   2,173,913
                   Accounts receivable                                                                    1,956,522
                                                                                                     ---------------

                                                                                                          4,130,435
                                                                                                     ===============

                  An analysis of net cash inflow of cash and cash equivalents in respect of the disposal of interest in a subsidiary :-

                   Cash consideration                                                                     2,173,913
                   Cash and cash equivalents disposed                                                        (5,107)
                                                                                                     ---------------

                   Net cash inflow of cash and cash equivalents                                           2,168,806
                                                                                                     ===============

34.      SUBSEQUENT EVENTS

         In April 2005, the Company conducted the private placement sale of 20 units, at USD25,000 per unit, for the gross proceeds of USD500,000.
         Each unit consisted of (a) one 12% convertible debenture in the original principal amount of USD25,000, convertible into shares of the Company's common stock at the rate of the lesser of (i) USD0.20 per share or (ii) a 10% discount to the price per share of common stock (or conversion price per share of common stock) of the next private placement conducted by the Company prior to any conversion of the debenture, and (b) 125,000 detachable warrants to purchase one share each of the Company's common stock at an exercise price of USD0.20 per share, expiring ten years from their date of issuance. The debentures are due and payable August 1, 2005.


CHINA EVERGREEN ENVIRONMENTAL CORP

Unaudited Consolidated Balance Sheet

                                                                   June 30,2005
                                                                        US$

Current assets
Cash and cash equivalents                                               295,254
Inventories, net                                                          2,422
Accounts receivable                                                   2,630,583
Prepayment, deposits and other receivables                            2,503,491
Amounts due from related companies                                    3,463,559
Amount due from an associate                                          1,749,535
Deferred tax assets                                                     209,206
                                                                    ------------
Total current assets                                                 10,854,050

Non-current assets
Infrastructure assets, net                                            5,239,895
Property, plant and equipment, net                                      322,595
Convertible note receivable                                           1,156,690
Deposit paid for acquisition of property, plant and equipment           543,478
Interest in an associate                                                432,846
                                                                    -----------
Total non-current assets                                              7,695,504
                                                                    -----------

Total assets                                                         18,549,554
                                                                    ===========
Current liabilities

Unsecured loan                                                          181,160
Convertible debenture (Note 6)                                          500,000
Accounts Payable                                                      4,443,211
Accrued liabilities                                                     460,342
Amounts due to directors                                                493,212
Amounts due to related companies                                      2,937,291
Income tax payable                                                      927,258
                                                                    -----------
Total current liabilities                                             9,942,474

Minority interests                                                      315,214

Stockholders' equity
Common stock                                                             83,800
Additional paid in capital                                            3,857,296
Retained earnings / (accumulated deficit)                             4,350,770
                                                                    -----------
Total stockholders' equity                                            8,291,866
                                                                    -----------

Total liabilities and stockholders' equity                           18,549,554
                                                                    ============

CHINA EVERGREEN ENVIRONMENTAL CORP

Unaudited Consolidated Statements of Operations

                                                  Six months
                                                 ended June 30,
                                           -------------------------
                                             2005            2004
                                           ----------     ----------
                                              US$              US$

Revenue (Note 4)                            4,000,954        191,014

Cost of revenue                             2,657,008         58,978
                                           ----------     ----------
Gross profit                                1,343,946        132,036

General and administrative expenses           444,493        175,518
                                           ----------     ----------
Income / (loss) from operations               899,453        (43,482)

Other income                                    2,861         35,094

Share of results in an associate               87,483             --

Interest expense                               23,827          4,818
                                           ----------     ----------
Income / (loss) before income tax             965,970        (13,206)

Income tax expense / (credit)                  70,867         (8,416)

Minority interests                             58,955          2,498
                                           ----------     ----------
Net income / (loss)                           836,148         (7,288)
                                           ==========     ==========
Basic net income / (loss) per
  share (Note 5)                              0.00836       (0.00008)



CHINA EVERGREEN ENVIRONMENTAL CORP

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
                                                                                    Six months ended June 30,
                                                                                     2005              2004
                                                                                     ----              ----
Cash flows from operating activities:

Net income / (loss)                                                                 836,148           (7,288)

Adjustments to reconcile net income / (loss) to net cash provided by /
(used in) operating activities:
     Depreciation and amortization                                                   47,406           47,695

     Provision for inventories                                                           --           12,558
     Increase in deferred tax assets                                                 (9,225)          (1,765)
     Increase in minority interests                                                 155,571            2,499
     Share of results in an associate                                               (87,483)              --

Changes in operating assets and liabilities:
     Increase in inventories                                                         (2,422)          (5,343)
     Decrease / (increase) in accounts receivable                                 6,692,209           (4,772)
     (Increase) / decrease in prepayment, deposits and
        other receivables                                                        (1,726,126)         566,315
     (Decrease) / increase in accounts payable                                   (4,311,936)         534,938
     (Decrease) / increase in accrued liabilities                                   (65,725)       2,154,750
     Decrease in amounts due to directors                                           (86,640)        (745,895)
     Decrease / (increase) in amounts due from related companies                    619,640       (2,952,692)
     Increase / (decrease) in tax payable                                           301,009         (118,816)
     (Decrease) / increase in amounts due to related companies                     (852,085)         161,741
                                                                                 -----------      -----------
Net cash provided by / (used in) operating activities                             1,510,341         (356,075)

Cash flows from investing activities:
      Deposit paid for acquisition of property, plant and equipment                      --        2,619,566
      Acquisition of infrastructure assets                                       (1,973,942)      (1,263,445)
      Increase in amount due from an associate                                       (4,760)         (10,477)
                                                                                 -----------      -----------

Net cash (used in) / provided by investing activities                            (1,978,702)       1,345,644

Cash flows from financing activities:
       Increase in share capital                                                         --          241,546
       Proceeds from convertible debenture issued                                   500,000               --
       Repayment of borrowing                                                       (72,464)      (1,145,170)
                                                                                 -----------      -----------

Net cash provided by / (used in) financing activities                               427,536         (903,624)
                                                                                 -----------      -----------

Net (decrease) / increase in cash and cash equivalents                              (40,825)          85,945

Cash and cash equivalents, beginning of period                                      336,079           54,556

Cash and cash equivalents, end of period                                            295,254          140,501

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The condensed consolidated financial statements of China Evergreen Environmental Corp. (the "Company") and subsidiaries (the "Group") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in consolidated financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included elsewhere in this prospectus, and other reports filed with the SEC.

The accompanying unaudited quarterly consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Group for the periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other quarterly period of or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable quarterly periods include non-recurring expenses associated with the Group's costs incurred to reorganize the Group, raise capital, and stock options and awards. Certain financial information that is not required for interim financial reporting purposes has been omitted.

NOTE 2 - DESCRIPTION OF BUSINESS

Our company was organized as a Nevada corporation on September 10, 1996 under the name Discovery Investments, Inc., and was previously engaged in the business of seeking, investigating and, if such investigation warranted, acquiring an interest in a business opportunity.

On October 15, 2004, we were the subject of a reverse acquisition by Evergreen Asset Group Limited, an International Business Company organized under the laws of the British Virgin Islands ("Evergreen"), pursuant to which we have acquired 100% of the outstanding shares of Evergreen capital stock in exchange for a controlling interest in our common stock. Pursuant to a securities purchase agreement dated September 9, 2004, as amended, we issued 83,500,000 shares of our common stock (representing 83.5% of our outstanding capital stock) in exchange for all of the issued and outstanding shares of Evergreen capital stock transferred to us by the Evergreen shareholders at the closing. Following the close of the reverse acquisition, we changed our corporate name from Discovery Investments, Inc. to China Evergreen Environmental Corp. ("CEEC", "we", "us" or the "Company").

As a result of the transactions described above, Evergreen became our wholly owned subsidiary. Evergreen, through its three majority owned subsidiaries, Guang Dong Xin Xing Mei Biology Company Limited ("XXM"), Bei Jing Hao Tai Shi Yuan Water Purifying Company Limited ("BJHT) and Hai Yang City Sheng Shi Environment Protection Company Limited ("HY"), provides waste water turn-key engineering, equipment and chemical trading. Evergreen currently holds 90% of XXM. XXM provides turnkey waste water treatment engineering design and contracting. XXM also holds 90% and 35% respectively in the equity interest of the following two water treatment facilities operated through build, operate and transfer (BOT) arrangements with the PRC government: (i) Tian Jin Shi Sheng Water Treatment Company Limited ("TJSH"), which commissioned water treatment in November 2003 and has a daily treatment capacity of approximately 10,000 cubic meter and; (ii) Xin Le Sheng Mei Water Purifying Company Limited ("XL"), which also commissioned water treatment in November 2003 and has a daily treatment capacity of 40,000 cubic meter. XXM is retained as the managers to manage both TJSH and XL. The fees from XL and TJSH did not represent a material portion of our revenue during the second quarter of 2005.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

IMPAIRMENT OF ASSETS: The Group's policy is to periodically review and evaluate whether there has been a permanent impairment in the value of long-lived assets. Factors considered in the evaluation include current operating results, trends and anticipated undiscounted future cash flows. An impairment loss is recognized to the extent that the sum of undiscounted estimated future cash flows that is expected to result from the use of the asset, or other measure of fair value, is less than the carrying value.

OTHER INVESTMENT: Other investment includes equity investment in a private company and is carried at fair value. Unless there has been a permanent impairment to the value of the investment, the change in fair value is reported as a separate component of other comprehensive income or loss. Permanent impairment to the value of the investment is recognized in the consolidated statements of operations.

REVENUE RECOGNITION: Revenue from fixed price long-term contracts is recognized on the percentage of completion method for individual contracts. Revenues are recognized in the ratio that costs incurred bear to total estimated contract costs. The use of the percentage of completion method of revenue recognition requires estimates of percentage of project completion. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income in the period in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses are determinable. In instances when the work performed on fixed price agreements is of relatively short duration, we use the completed contract method of accounting whereby revenue is recognized when the work is completed. Revenue arising from waste water treatment is recognized based on waste water treated as recorded by meters read during the quarter.

INCOME PER SHARE: Basic income per share is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year. Diluted income per share is computed by dividing the net income for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, unvested restricted common stock and contingently issuable shares that are probable of being issued, are included in diluted income per share to the extent such shares are dilutive. In accordance with SFAS 128, "Earnings Per Share", the Company uses income from continuing operations, net of income taxes as the "control number" in determining whether common equivalent shares are dilutive or anti-dilutive in periods where discontinued operations are reported.

NOTE 4 -  REVENUE

The Company reported total revenue of $2,120,882 for the three month period ended June 30, 2005 as compared to $111,228 for the three month period ended June 30, 2004. During the six month periods ended June 30, 2005 and 2004, the revenue increase to $4,000,954 from 191,014. This increase in the three and six month revenue are mainly due to the completion of one turnkey engineering waste water project in Le Chang City in the first quarter of 2005 and the completion of the remaining 15% construction of the waste water treatment plant of Xian Yang City and one turnkey engineering waste water project in Yong Ji Economic Development Zone coupled with the revenue from Tian Jin BOT waste water treatment plant.


NOTE 5 - BASIC NET INCOME PER SHARE

The basic net income per share is calculated using the net income and the weighted average number of shares outstanding during the period.

                                            Six months ended June 30,
                                              2005              2004
                                              ----              ----
Net income / (loss)                      $    836,148      $     (7,288)
Weighted average number of
common shares outstanding                  99,999,997        86,970,079

Basic net income / (loss) per share           0.00836          (0.00008)


NOTE 6 - CONVERTIBLE DEBENTURE

In April 2005, the Company conducted the private placement sale of 20 units, at USD25,000 per unit, for the gross proceeds of USD500,000. Each unit consisted of
(a) one 12% convertible debenture in the original principal amount of USD25,000, convertible into shares of the Company's common stock at the rate of the lesser of (i) USD0.20 per share or (ii) a 10% discount to the price per share of common stock (or conversion price per share of common stock) of the next private placement conducted by the Company prior to any conversion of the debenture, and
(b) 125,000 detachable warrants to purchase one share each of the Company's common stock at an exercise price of USD0.20 per share, expiring ten years from their date of issuance. The debentures are due and payable August 1, 2005. The debenture holders have, however, extended the payment period to September 1, 2005.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Nevada law and China Evergreen's articles of incorporation and bylaws provide that China Evergreen shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth estimated expenses we expect to incur in connection with the resale of the shares being registered. All such expenses are estimated except for the SEC registration fee.

         SEC registration fee..........................................$2,653.60

         Printing expenses................................................$2,000

         Fees and expenses of counsel for the Company....................$50,000

         Fees and expenses of accountants for Company....................$25,000

         Miscellaneous....................................................$5,000

              *Total..................................................$84,653.60

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the fiscal year ended December 31, 2004, we issued 83,500,000 unregistered shares of common stock to the shareholders of Evergreen Asset Group Limited. This offering was made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Rule 506 of thereunder.

         In April 2005, we conducted a private placement of 20 investment units, at $25,000 per unit, to accredited investors only for gross proceeds of $500,000. Each unit consisted of (a) a 12% convertible debenture in the original principal amount of $25,000, convertible into shares of our common stock at the rate of the lesser of (i) $0.20 per share or (ii) a 10% discount to the price per share of common stock (or conversion price per share of common stock) of the next private placement conducted by us prior to any conversion of the debenture, and (b) 125,000 detachable warrants to purchase one share each of our common stock at an exercise price of $0.20 per share, expiring ten years from their date of issuance. The debentures were due and payable August 1, 2005. The debentures have been converted into 3,703,704 shares of our common stock. Pursuant to the terms of the subscription agreements, we granted the investors limited registration rights for all common shares comprising the units, including the common shares issuable on exercise of the warrants and conversion of the debentures. Westminster Securities Corporation acted as placement agent for this offering on our behalf. This offering was made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Rule 506 of thereunder

         On September 14, 2005, we closed the private placement sale to accredited investors of units consisting of shares of our common stock and warrants to purchase shares of our common stock for aggregate gross proceeds of $4.83 million. Pursuant to the subscription agreements entered into with the investors, we issued to the investors 161 units at a price of $30,000 per unit. Each unit consisted of 200,000 shares of our common stock, priced at $0.15 per share, and warrants to purchase 200,000 shares of our common stock over a five year period at an exercise price of $0.20 per share. Pursuant to the terms of the subscription agreements, we granted the investors limited registration rights for all common shares comprising the units, including the common shares issuable on exercise of the warrants. Westminster Securities Corporation acted as placement agent for this offering on our behalf. This offering was made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Rule 506 of thereunder


ITEM 27.  EXHIBITS.

The exhibits to this registration statement are listed in the Index to Exhibits on Page II-4.

ITEM 28.  UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People's Republic of China, on October 16, 2005.

                                       CHINA EVERGREEN ENVIRONMENTAL CORPORATION


Date: October 14, 2005                 By: /s/ Chong Liang Pu
                                           -------------------------------------
                                           Chong Liang Pu,
                                           President and Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


Signature               Title                                   Date
---------               -----                                   ----

/s/ Chong Liang Pu      President, Chief Executive Officer,     October 16, 2005
------------------      and Director
CHONG LIANG PU

/s/ Ren Cai Ding        Chief Financial Officer                 October 16, 2005
------------------
REN CAI DING

/s/ Lin Hong Ye         Director                                October 16, 2005
------------------
LIN HONG YE

/s/ Shi Rong Jiang      Director                                October 16, 2005
------------------
SHI RONG JIANG

                          INDEX TO FINANCIAL STATEMENTS

         2.1      Securities Purchase Agreement and Plan of Reorganization (1)

         2.2 Amendment No. 1 to Securities Purchase Agreement and Plan of Reorganization (1)

         3.3      Certificate of Amended and Restated Articles of Incorporation
                  (3)

         3.4      Amendments to Bylaws (3)

         10.1 BOT Investment and Operation Contract for Sewage Treatment Plant between Guangdong Xinsheng Environmental Protection Co., Ltd. and City Administration of Feng Feng Mining Area of Handon City, Hebei Province (4)

         10.2 Investment Management Contract dated August 14, 2002 between Guangdong Xinxingmei Environmental Protection Science and Technology Investment Co., Ltd. and The People's Government of Wuqing District, Tianjin City (4)

         10.3 BOT Investment Contract dated July 4, 2003 between Guandong Xinsheng Environmental Co., Ltd. and People's Government of Shunyi District, Beijing (4)

         10.4 Contract for BOT Project Investment and Operation dated between Guandong Xingsheng Environmental Co., Ltd. and Shandong Haiyang Planning and Construction Administration (4)

         16       Letter re Change in Certified Registered Public Account (2)

         21.1     List of Subsidiaries (4)

         23.1     Consent of PKF, Hong Kong

---------------

(1) Previously filed as part of the Company's current report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2004.

(2) Previously filed as part of the Company's current report on Form 8-K/A filed with the Securities and Exchange Commission on December 30, 2004.

(3) Previously filed as part of our annual report on Form 10-KSB filed with the Securities and Exchange Commission on April 15, 2005.

(4) Previously filed as part of our annual report on Form 10-KSB/A filed with the Securities and Exchange Commission on July 15, 2005.